

14005385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC
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Section

MAR 06 2014

Washington DC
405

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

First Northwest Bancorp
Exact name of registrant as specified in charter

0001556727
Registrant CIK Number

Exhibit 99.5 to Amendment No. 1 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-185101
SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ________, 20____.

____
(Registrant)

By: ________
(Name)

____
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on March 6, 2014, that the information set forth in this statement is true and complete.

By: [signature]
John F. Breyer, Jr.

Breyer & Associates PC (special counsel to Registrant)
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Grant of Continuing Hardship Exemption

November 20, 2012

Applicant: John F. Breyer, Jr.

Company Name: First Northwest Bancorp

Form Type: S-1

Period:

Subject document[s]: Exhibit 99.5 to Form S-1 to be filed on or about November 21, 2012

We considered your continuing hardship exemption request submitted via EDGAR on November 16, 2012 (Accession no. 0000939057-12-000336) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Jeffrey Thomas
Chief, Office of Information Technology
Division of Corporation Finance

PRO FORMA VALUATION REPORT
STANDARD CONVERSION

First Northwest Bancorp | Port Angeles, Washington

PROPOSED HOLDING COMPANY FOR:
First Federal Savings and Loan Association of Port Angeles
Port Angeles, Washington

Dated as of February 14, 2014



RP FINANCIAL, LC.
Advisory Planning Valuation

1100 North Glebe Road Suite 600
Arlington, Virginia 22201
703.528.1700
rpfinancial.com

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
First Northwest Bancorp
Map of Branch Office Network

Exhibit I-1 - Map of Branch Office Network

SNLFinancial

Provincial Park
Saanich
Juan Island
Island
Samish Bay
Bow
Anacortes
Colwood
Saanich
Victoria
Rosario Strait
Mount
Makah I.R.
Strait of Juan de Fuca
Oak Harbor
Whidbey Island
Camano Island
Crescent
Port Angeles
Port Townsend
Tulalip I.R.
Discovery Bay
Forks
Washington Islands Wilderness
Olympic Mountains
Buckhorn Wilderness
Olympic National Park
Edmonds
Lynn
Shoreli
Puget Sound
Ki
Bangor
Seattle
B
Bremerton
R
Quinault I.R.
Olympic National Forest
Burien
Ke
Copalis Rock National Wildlife Refuge
Hood Canal
Humptulips
Shelton
University Place
Tacoma
Lakewood
Fort
Olympia
101
Ocean Shores
Elma
Elk Plain



First Federal Savings and Loan Association of Port Angeles

● US Branches: Current

February 27, 2014

EXHIBIT I-2
First Northwest Bancorp
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-3
First Northwest Bancorp
Key Operating Ratios

	At or For the Six Months Ended December 31,		At or For the Year Ended				
	2013	2012	2013	2012	2011	2010	2009
Selected Financial Ratios and Other Data:							
Performance ratios:							
Return on assets (ratio of net income (loss) to average total assets)[5]	0.39%	0.24%	0.30%	(0.26)%	0.52%	0.00%	0.11%
Return on equity (ratio of net income (loss) to average equity)[5]	3.90	2.41	2.94	(2.52)	5.17	0.00	1.09
Yield on average interest-earning assets	6.88	3.48	3.48	3.80	4.19	4.90	5.77
Rate paid on average interest-bearing liabilities	1.54	1.01	0.94	1.13	1.31	1.87	2.76
Interest rate spread information:							
Average during period	5.34	2.47	2.54	2.67	2.88	3.03	3.01
End of period	2.68	2.61	2.65	2.66	2.86	3.22	2.88
Net interest margin[1]	2.79	2.61	2.67	2.79	3.02	3.21	3.29
Operating expense to average total assets	2.6	2.7	2.7	2.7	2.6	3.1	3.0
Efficiency ratio[2]	80.5	84.7	83.8	83.3	76.7	85.7	87.8
Average interest-earning assets to average interest-bearing liabilities	119.0	115.9	116.5	112.2	111.5	110.8	111.1
Asset quality ratios:							
Nonperforming assets to total assets at end of period[3]	1.1	2.1	1.5	1.7	2.2	2.6	1.3
Nonperforming loans to total gross loans[4]	1.5	3.0	2.2	2.5	2.8	3.5	1.7
Allowance for loan losses to nonperforming loans[4]	108.7	63.2	80.8	72.8	39.4	38.3	34.6
Allowance for loan losses to gross loans receivable	1.6	1.9	1.7	1.8	1.1	1.3	0.6
Net charge-offs to average outstanding loans	0.1	—	0.2	1.3	0.6	0.2	1.0
Capital ratios:							
Equity to total assets at end of period	10.1	10.0	10.0	10.0	10.3	9.8	9.7
Average equity to average assets	10.0	10.1	10.1	10.2	10.0	9.6	10.0
Other data:							
Number of full service offices	9	9	9	9	8	9	9
Full-time equivalent employees	165	158	161	152	152	149	205
Average total assets (based on three and 12 month-ends)	$ 787,019	$ 779,343	$ 781,501	$ 763,397	$ 752,096	$ 739,230	$ 722,006
Average total equity (based on three and 12 month-ends)	78,744	78,437	78,820	77,903	75,365	71,166	71,870
Average outstanding loans, net	463,018	411,894	423,294	412,262	447,677	513,152	552,563
Average outstanding gross loans	471,440	420,074	432,431	418,954	454,736	520,185	556,057

(1) Net interest income divided by average interest-earning assets.
(2) Total noninterest expense as a percentage of net interest income and total other noninterest income.
(3) Nonperforming assets consists of nonperforming loans (which include nonaccruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.
(4) Nonperforming loans consists of nonaccruing loans and accruing loans more than 90 days past due.
(5) Ratios for the six months ended December 31, 2013 and December 31, 2012 are annualized

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-4
First Northwest Bancorp
Investment Portfolio Composition

	December 31, 2013		June 30, 2013		June 30, 2012		June 30, 2011	
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
	(In thousands)							
Securities available-for-sale:								
Municipal bonds	$ 7,439	$ 7,137	$ 6,213	$ 5,986	$ 2,353	$ 2,460	$ 100	$ 107
U.S. Small Business Administration	30,776	31,374	35,901	36,925	40,121	40,728	21,187	21,447
Government agency	4,439	4,242	4,609	4,447	—	—	29,976	30,154
Trust preferred securities	—	—	—	—	—	—	522	63
Mortgage-backed:								
Agency	137,922	138,975	165,599	167,431	167,154	170,383	140,189	141,669
Corporate	—	—	—	—	4,561	4,592	5,609	5,477
Total available-for-sale	180,576	181,728	212,322	214,789	214,189	218,163	197,583	198,917
FHLB stock	6,798	6,798	5,710	5,710	6,921	6,921	6,744	6,744
Securities held to maturity:								
Municipal bonds and other	15,970	15,425	16,583	16,250	17,390	17,426	2,147	2,232
U.S Small Business Administration	1,171	1,171	1,232	1,239	1,382	1,388	1,794	1,796
Trust preferred securities	—	—	—	—	—	—	540	540
Mortgage-backed:								
Agency	33,645	33,780	31,764	31,977	38,613	39,236	32,600	33,131
Total held to maturity	50,786	50,376	49,579	49,466	57,385	58,050	37,081	37,699
FHLB stock	3,443	3,443	4,723	4,723	3,898	3,898	4,075	4,075
Total securities	$ 241,603	$ 242,345	$ 272,334	$ 274,688	$ 282,393	$ 287,032	$ 245,483	$ 247,435

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-5
First Northwest Bancorp
Yields and Costs

	At December 31,	Six Months Ended December 31,						Year Ended June 30,								
	2013	2013			2012			2013			2012			2011		
	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate
								(Dollars in thousands)								
Loans receivable, net (1)	4.64 %	$ 463,018	$ 11,018	4.76 %	$ 411,894	$ 10,903	5.29 %	$ 423,294	$ 21,934	5.18 %	$ 412,262	$ 22,705	5.51%	$ 447,677	$ 25,231	5.64%
Investment securities	2.02	61,282	555	1.81	60,866	449	1.48	60,581	901	1.49	52,929	682	1.29	70,434	943	1.34
Mortgage-backed securities	1.76	183,250	1,344	1.47	220,428	1,517	1.38	211,731	2,902	1.37	213,162	3,526	1.65	159,011	3,226	2.03
FHLB stock	0.57	10,353	5	0.10	10,738	—	—	10,642	—	—	10,819	0	—	10,819	0	—
Cash and cash equivalents	0.24	35,532	29	0.16	36,696	28	0.15	36,037	58	0.16	20,384	29	0.14	13,434	16	0.12
Total interest-earning assets (2)	3.55	753,435	12,951	3.44	740,622	12,897	3.48	742,285	25,795	3.48	709,556	26,942	3.80	701,375	29,416	4.19
Interest-bearing liabilities:																
Savings accounts	0.10	83,124	20	0.05	78,861	37	0.09	79,872	59	0.07	76,530	118	0.15	75,171	202	0.27
Transaction accounts	0.05	102,840	5	0.01	98,861	5	0.01	99,170	10	0.01	92,663	33	0.04	86,110	75	0.09
Money market accounts	0.22	201,031	176	0.18	195,253	182	0.19	196,809	353	0.18	183,300	480	0.26	170,972	729	0.43
Certificates of deposit	1.02	146,102	588	0.80	165,803	846	1.02	161,359	1,546	0.96	179,665	2,226	1.24	196,802	2,978	1.51
Total deposits	0.35	533,097	789	0.30	538,778	1,070	0.40	537,210	1,968	0.37	532,158	2,857	0.54	529,055	3,984	0.75
Borrowings	3.99	100,033	1,654	3.31	100,192	2,152	4.30	100,113	4,032	4.03	100,033	4,283	4.28	99,996	4,274	4.27
Total interest-bearing liabilities	0.87	633,130	2,443	0.77	638,970	3,222	1.01	637,323	6,000	0.94	632,191	7,140	1.13	629,051	8,258	1.31
Net interest income			10,508			9,675			19,795			19,802			$21,158	
Net interest rate spread	2.68			2.67			2.47			2.54			2.67			2.88
Net earning assets		120,305			101,652			104,962			$ 77,365			$ 72,324		
Net interest margin (3)				2.79			2.61			2.67			2.79			3.02
Average interest-earning assets to average interest-bearing liabilities		119.0 %			115.9 %			116.5 %			112.2			111.5 %		

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-6
First Northwest Bancorp
Loan Loss Allowance Activity

	December 31, 2013	June 30 2013	June 30 2012	June 30 2011	June 30 2010	June 30 2009
		(Dollars in thousands)				
Allowance at beginning of period	$ 7,974	$ 7,390	$ 4,728	$ 6,420	$ 3,068	$ 1,611
Charge-offs:						
One- to four-family	439	548	2,482	890	209	—
Multi-family	—	—	—	2	—	—
Commercial real estate	—	—	577	194	—	16
Construction and land	15	222	314	1,274	125	20
Home equity	211	463	1,465	283	144	23
Other consumer	96	169	301	152	415	266
Commercial business	—	—	364	115	204	210
Total charge-offs	761	1,402	5,503	2,910	1,097	535
Recoveries:						
One- to four-family	86	180	95	188	—	—
Multi-family	—	—	—	1	—	—
Commercial real estate	—	269	—	13	—	1
Construction and land	1	—	—	49	—	—
Home equity	39	27	7	3	7	5
Other consumer	23	106	47	19	36	34
Commercial business	8	28	46	19	33	32
Total recoveries	157	610	195	292	76	72
Net (charge-offs) recoveries	(604)	(792)	(5,308)	(2,618)	(1,021)	(463)
Provision for loan losses	432	1,376	7,970	926	4,373	1,920
Balance at end of period	$ 7,802	$ 7,974	$ 7,390	$ 4,728	$ 6,420	$ 3,068
Net charge-offs as a percentage of average loans outstanding	0.1%	0.2%	1.3%	0.6%	0.2%	0.1%
Net charge-offs as a percentage of average nonperforming assets	5.9%	6.2%	36.0%	14.0%	6.8%	10.6%
Allowance as a percentage of nonperforming loans	108.7%	80.8%	72.8%	39.4%	38.3%	34.6%
Allowance as a percentage of total loans	1.6%	1.7%	1.8%	—	—	—
Average consolidated loans, net	$ 463,018	$ 423,294	$ 412,262	$ 447,677	$ 513,152	$ 552,563
Average total loans	$ 471,440	$ 432,431	$ 418,954	$ 454,736	$ 520,185	$ 556,057

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-7
First Northwest Bancorp
Interest Rate Risk Analysis

	December 31, 2013			
	Net Portfolio Value			
Basis Point Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio %
	(Dollars in thousands)			
400	$ 85,995	$ (27,706)	(24.4)%	12.1%
300	93,944	(19,757)	(17.4)	12.9
200	101,607	(12,094)	(10.6)	13.5
100	108,725	(4,976)	(4.4)	14.1
0	113,701	—	—	14.3
(100)	107,181	(6,520)	(5.7)	13.2

	December 31, 2013		
	Projected Net Interest Income		
Basis Point Change in Interest Rates	$ Amount	$ Change	% Change
400	$ 18,759	$ (3,809)	(16.9)%
300	19,949	(2,619)	(0.1)
200	21,104	(1,464)	(0.1)
100	22,025	(543)	—
0	22,568	—	—
(100)	21,984	(584)	—

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit I-8
First Northwest Bancorp
Contractual Maturity by Loan Type

	Real Estate															
	One- to Four-Family		Multi-family		Commercial Real Estate		Construction and Land		Home Equity		Other Consumer		Commercial Business		Total[1]	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)															
2014[2]	$ 5	5.13%	$ 2,192	5.61%	$ 6,454	4.20%	$ 324	6.05%	$ 12	6.48%	$ 2,046	9.38%	$ 3,486	5.32%	$ 14,519	5.44%
2015	38	6.57	200	4.77	12,612	5.83	21	7.19	90	5.40	464	6.64	2,352	4.62	15,777	5.66
2016	1,979	3.21	4	—	7,825	6.04	27	7.50	554	5.52	598	5.74	1,262	5.34	12,249	5.48
2017	423	6.00	2,161	3.29	4,154	6.52	280	5.71	460	5.76	1,247	5.32	706	4.29	9,431	5.37
2018 to 2020	2,790	4.77	209	5.09	3,669	5.62	456	6.17	4,119	5.35	5,699	5.66	3,114	4.56	20,056	5.30
2021 to 2024	7,782	4.77	14,824	4.21	54,898	4.72	1,407	6.65	13,298	5.21	1,531	7.36	6,701	4.29	100,441	4.75
2023 to 2028	56,327	3.58	5,895	4.05	1,417	4.97	9,194	6.97	6,508	6.40	358	8.07	125	—	79,824	4.25
2029 and beyond	178,828	4.77	2,443	6.03	2,027	7.82	3,784	5.81	17,456	4.18	1,086	9.13	—	—	205,624	4.83
Total	$ 248,172	4.50%	$ 27,928	4.39%	$ 93,056	5.14%	$ 15,493	6.51%	$ 42,497	4.99%	$ 13,029	6.8%	$ 17,746	4.68%	$ 457,921	4.81%

(1) Excludes deferred fees and discounts of $871,000.

(2) Includes demand loans, loans having no stated maturity, overdraft loans and loans held for sale

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-9
First Northwest Bancorp
Loan Portfolio Composition

	December 31, 2013		June 30,									
			2013		2012		2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in thousands)					
Real estate:												
One- to four-family	$ 238,563	49.9%	$ 248,172	54.2 %	$ 215,661	52.6 %	$ 239,318	55.6 %	$ 261,626	54.4 %	$ 322,282	60.5 %
Multi-family	27,023	5.7	27,928	6.1	17,175	4.2	17,088	3.9	18,322	3.8	23,314	4.4
Commercial real estate	118,249	24.8	93,056	20.3	79,965	19.5	74,810	17.3	71,898	15.0	58,584	11.1
Construction and land	17,701	3.7	15,493	3.4	22,689	5.6	23,595	5.5	40,063	8.4	40,254	7.6
Total real estate loans	401,536	84.1	384,649	84.0	335,490	81.9	354,811	82.3	391,909	81.6	444,434	83.6
Consumer:												
Home equity	42,186	8.8	42,497	9.2	51,155	12.4	54,960	12.8	61,965	12.9	56,423	10.6
Other consumer	11,918	2.5	13,029	2.9	11,083	2.7	13,092	3.1	16,807	3.5	19,768	3.7
Total consumer loans	54,104	11.3	55,526	12.1	62,238	15.1	68,052	15.9	78,772	16.4	76,191	14.3
Commercial business loans	21,919	4.6	17,746	3.9	12,259	3.0	7,946	1.8	9,596	2.0	11,305	2.1
Total loans	477,559	100.0%	457,921	100.0 %	409,987	100.0 %	430,809	100.0 %	480,277	100.0 %	531,930	100.0 %
Less:												
Deferred fees and discounts	871		622		563		597		610		1,175	
Premium on purchased loans, net	(400)		(428)		957		1,022		1,069		57	
Loans held for sale	527		400		418		275		947		1,305	
Allowance for loan losses	7,802		7,974		7,390		4,728		6,420		3,068	
Total loans, net	$ 468,759		$ 449,353		$ 400,659		$ 424,187		$ 471,231		$ 526,325	

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-10
First Northwest Bancorp
Fixed Rate and Adjustable Rate Loans

	December 31, 2013		June 30, 2013		2012		2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in thousands)					
Fixed-rate loans:												
Real estate:												
One- to four-family	$ 181,091	37.8 %	$ 188,270	41.1 %	$ 160,985	39.3 %	$ 178,692	41.5 %	$ 192,256	40.0 %	$ 252,931	47.5 %
Multi-family	2,294	0.5	2,291	0.5	3,630	0.9	7,448	1.7	8,051	1.7	6,245	1.2
Commercial real estate	43,066	9.0	43,226	9.4	46,823	11.4	49,726	11.5	70,616	14.7	45,536	8.6
Construction and land	13,346	2.8	14,153	3.1	17,444	4.3	19,780	4.6	32,119	6.7	38,633	7.3
Total real estate loans	239,797	50.1	247,940	54.1	228,882	55.9	255,646	59.3	303,042	63.1	343,345	64.6
Consumer:												
Home equity	10,812	2.3	10,367	2.2	12,412	3.0	12,322	2.9	15,826	3.3	18,832	3.5
Other consumer	10,446	2.2	11,345	2.5	9,198	2.2	11,129	2.6	14,537	3.0	17,414	3.3
Total consumer loans	21,258	4.5	21,712	4.7	21,610	5.2	23,451	5.4	30,363	6.3	36,246	6.8
Commercial business loans	12,744	2.7	13,112	2.9	5,873	1.4	3,130	0.7	5,118	1.1	5,372	1.0
Total fixed-rate loans	273,799	57.3	282,764	61.7	256,365	62.5	282,227	65.5	338,523	70.5	384,963	72.4
Adjustable-rate loans:												
Real estate:												
One- to four-family	57,472	12.0	59,902	13.1	54,676	13.3	60,626	14.1	69,370	14.4	69,351	13.0
Multi-family	24,729	5.2	25,637	5.6	13,545	3.3	9,640	2.2	10,271	2.1	17,069	3.2
Commercial real estate	75,183	15.8	49,830	10.9	33,142	8.1	25,084	5.8	1,282	0.3	13,049	2.5
Construction and land	4,355	0.9	1,340	0.3	5,245	1.3	3,815	0.9	7,944	1.7	1,620	0.3
Total real estate loans	161,739	33.9	136,709	29.9	106,608	26.0	99,165	23.0	88,867	18.5	101,089	19.0
Consumer:												
Home equity	31,374	6.6	32,130	7.0	38,743	9.4	42,638	9.9	46,139	9.6	37,591	7.1
Other consumer	1,472	0.3	1,684	0.4	1,885	0.5	1,963	0.5	2,270	0.5	2,354	0.4
Total consumer loans	32,846	6.9	33,814	7.4	40,628	9.9	44,601	10.4	48,409	10.1	39,945	7.5
Commercial business loans	9,175	1.9	4,634	1.0	6,386	1.6	4,816	1.1	4,478	0.9	5,933	1.1
Total adjustable-rate loans	203,760	42.7	175,157	38.3	153,622	37.5	148,582	34.5	141,754	29.5	146,967	27.6
Total loans	477,559	100.0 %	457,921	100.0 %	409,987	100.0 %	430,809	100.0 %	480,277	100.0 %	531,930	100.0 %
Less:												
Deferred fees and discounts	871		622		563		597		610		1,175	
Premium on purchased loans, net	(400)		(428)		957		1,022		1,069		57	
Loans held for sale	527		400		418		275		947		1,305	
Allowance for loan losses	7,802		7,974		7,390		4,728		6,420		3,068	
Total loans, net	$ 468,759		$ 449,353		$ 400,659		$ 424,187		$ 471,231		$ 526,325	

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit I-11
First Northwest Bancorp
Loan Originations, Purchases, Sales, and Repayments

	Six Months Ended December 31,		Year Ended June 30,		
	2013	2012	2013	2012	2011
			(In thousands)		
Originations by type:					
Fixed-rate:					
One- to four-family	$ 17,374	$ 50,222	$ 84,723	$ 76,163	$ 66,992
Multi-family	—	—	397	102	29
Commercial real estate	3,097	4,466	16,037	7,798	1,235
Construction and land	1,536	79	398	207	1,048
Home equity	1,200	52	269	364	53
Other consumer	1,117	2,298	5,658	2,520	1,699
Commercial business	650	4,714	12,023	4,669	1,021
Total fixed-rate	24,974	61,831	119,505	91,823	72,077
Adjustable-rate:					
One- to four-family	2,693	2,210	4,242	2,987	6,044
Multi-family	—	7,396	8,041	5,449	276
Commercial real estate	39,251	14,955	26,693	8,377	5,400
Construction and land	2,887	509	10,104	2,747	5,393
Home equity	292	855	1,839	740	511
Other consumer	—	1	1	—	0
Commercial business	7,133	2,917	4,600	3,499	2,921
Total adjustable-rate	52,256	28,843	55,520	23,799	20,545
Total loans originated	77,230	90,674	175,025	115,622	92,622
Purchases by type:					
One to four Family	2,849	26,530	37,405	0	—
Multi-Family	5	38	58	0	—
Home equity	—	—	—	2,761	—
Commercial real estate	993	—	5,544	—	—
	3,847	26,568	43,007	2,761	—
Sales and Repayments:					
One- to four-family loans sold	11,397	22,951	46,380	63,799	53,850
Commercial real estate	5,865	—	—	—	0
Total principal repayments, charge-offs and transfers to other real estate owned and personal property owned	44,177	61,109	123,718	75,406	88,240
Total reductions	61,439	84,060	170,098	139,2	142,090
Net loan activity	$ 19,638	$ 33,182	$ 47,934	$ (20,822)	$ (49,467)

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-12
First Northwest Bancorp
Non-Performing Assets

	December 31,	June 30,				
	2013	2013	2012	2011	2010	2009
		(Dollars in thousands)				
Nonaccruing loans:						
Real estate loans (1):						
One- to four-family	4,700	$ 5,643	$ 5,410	$ 5,041	$ 9,079	$ 4,671
Multi-family	—	—	—	—	—	—
Commercial real estate	1,282	2,823	3,626	5,008	4,255	3,062
Construction and land	259	236	132	769	2,264	860
Total real estate loans	6,241	8,702	9,168	10,818	15,598	8,593
Consumer loans:						
Home equity	870	1,062	882	883	570	160
Other	68	100	102	290	78	80
Total consumer loans	938	1,162	984	1,173	648	240
Commercial business loans	—	—	—	—	538	25
Total nonaccruing loans	7,179	9,864	10,152	11,991	16,784	8,858
Real estate owned (2):						
One- to four-family	1,213	1,920	2,546	3,630	1,233	263
Commercial real estate	135	—	41	632	211	—
Construction and land	140	314	233	134	323	186
Total real estate loans	1,488	2,234	2,820	4,396	1,767	449
Home equity	—	—	—	—	69	—
Total real estate owned	1,488	2,234	2,820	4,396	1,836	449
Repossessed automobiles and recreational vehicles	—	31	45	79	237	30
Total nonperforming assets	8,667	$ 12,129	$ 13,017	$ 16,466	$ 18,857	$ 9,337
Restructured loans:						
One- to four-family	6,931	6,318	4,946	4,798	3,401	—
Multi-family	604	280	287	—	—	—
Commercial real estate	4,826	4,701	2,894	3,140	3,923	1,986
Construction and land	—	—	—	—	1,361	—
Total real estate loans	12,361	11,299	8,127	7,938	8,685	1,986
Home equity	701	740	742	594	417	—
Other consumer	1	2	30	61	—	—
Commercial business	422	308	—	—	460	—
Total restructured loans	13,485	$ 12,349	$ 8,899	$ 8,593	$ 9,562	$ 1,986
Nonaccrual and 90 days or more past due loans as a percentage of total loans	1.5%	2.2%	2.5%	2.8%	3.5%	1.7%

(1) Included in the appropriate loan category of nonaccruing loans as of December 31, 2013, are $3.5 million of nonaccruing restructured loans.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-13
First Northwest Bancorp
Deposit Composition

	December 31, 2013		June 30, 2013		June 30, 2012		June 30, 2011	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)							
Transactions and Savings Deposits:								
Interest-bearing transaction	$ 107,774	18.0 %	$ 101,995	17.2 %	$ 95,955	16.5 %	$ 89,271	15.9 %
Noninterest-bearing transaction	66,407	11.1	58,962	9.9	46,662	8.0	37,830	6.7
Savings accounts	83,073	13.8	82,883	13.9	78,007	13.4	73,932	13.1
Money market accounts	200,640	33.4	198,774	33.4	192,847	33.1	169,765	30.2
Total transaction and savings deposits	457,894	76.3	442,614	74.4	413,471	71.0	370,798	65.9
Certificates:								
0.00 – 0.99%	103,080	17.2	112,276	18.9	108,020	18.5	100,369	17.8
1.00 – 1.99%	26,408	4.4	23,416	3.9	37,575	6.4	45,050	8.0
2.00 – 2.99%	9,515	1.6	10,053	1.7	13,802	2.4	25,638	4.6
3.00 – 3.99%	2,873	0.5	3,119	0.5	4,093	0.7	8,572	1.5
4.00 – 4.99%	428	0.1	3,389	0.6	6,103	1.0	11,184	2.0
5.00 and over	182	—	177	—	174	—	787	0.1
Total certificates	142,486	23.7	152,430	25.6	169,767	29.0	191,600	34.1
Total deposits	$ 600,380	100.0 %	$ 595,044	100.0 %	$ 583,238	100.0 %	$ 562,398	100.0 %

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-14
First Northwest Bancorp
CDs by Rate and Maturity

	0.00-0.99%	1.00-1.99%	2.00-2.99%	3.00-3.99%	4.00-4.99%	5.00% or higher	Total	Percent of Total	
Certificate accounts maturing in quarter ending:				(Dollars in thousands)					
March 31, 2014	$ 28,012	$ 1,440	$ 142	$ 104	$ 212	$ —	$ 29,910	21.0	%
June 30, 2014	20,421	1,397	206	1,931	21	—	23,976	16.8	
September 30, 2014	18,982	1,381	—	838	1	182	21,384	15.0	
December 31, 2014	9,608	1,131	319	—	78	—	11,136	7.8	
March 31, 2015	2,949	1	661	—	32	—	3,643	2.6	
June 30, 2015	3,677	47	2,140	—	79	—	5,943	4.2	
September 30, 2015	4,630	456	1,492	—	5	—	6,583	4.6	
December 31, 2015	4,780	70	1,023	—	—	—	5,873	4.1	
March 31, 2016	6,882	213	1,745	—	—	—	8,840	6.2	
June 30, 2016	1,083	606	1,115	—	—	—	2,804	2.0	
September 30, 2016	878	2,172	662	—	—	—	3,712	2.6	
December 31, 2016	1,139	1,614	10	—	—	—	2,763	1.9	
Thereafter	39	15,880	—	—	—	—	15,919	11.2	
Total	$ 103,080	$ 26,408	$ 9,515	$ 2,873	$ 428	$ 182	$ 142,486	100.0	%
Percent of total	72.4%	18.5%	6.7%	2.0%	0.3%	0.1%	100%		

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
			(In thousands)		
Certificates of deposit less than $100,000	$ 15,496	$ 17,758	$ 18,486	$ 26,818	$ 78,558
Certificates of deposit of $100,000 or more	14,414	6,218	14,034	29,262	63,928
Total certificates	$ 29,910	$ 23,976	$ 32,520	$ 56,080	$ 142,486

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-15
First Northwest Bancorp
Borrowing Activity

	Six Months Ended December 31,		Year Ended June 30,		
	2013	2012	2013	2012	2011
	(Dollars in thousands)				
Maximum balance:					
FHLB advances	$ 99,924	$ 99,924	$ 99,924	$ 99,924	$ 99,924
Craft3 Promissory Note	109	109	109	109	109
Average balances:					
FHLB advances	$ 99,924	$ 99,924	$ 99,924	$ 99,924	$ 99,924
Craft3 Promissory Note	109	109	109	109	72
Weighted average interest rate:					
FHLB advances	3.28%	4.22%	3.99%	4.22%	4.22%
Craft3 Promissory Note	4.50	4.50	4.50	4.50	4.50

	December 31,	June 30,		
	2013	2013	2012	2011
		(Dollars in thousands)		
Balance outstanding at end of period:				
FHLB advances	$ 99,924	$ 99,924	$ 99,924	$ 99,924
Craft3 Promissory Note	109	109	109	109
Total borrowings	$ 100,033	$ 100,033	$ 100,033	$ 100,033
Weighted average interest rate of:				
FHLB advances	3.28%	3.99%	4.22%	4.22%
Craft3 Promissory Note	4.50	4.50	4.50	4.50

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit II-1
First Northwest Bancorp
Description of Office Facilities

Location	Leased or owned	Lease expiration date	Square footage	Net book value at December 31, 2013(1)
				(In thousands)
ADMINISTRATION CENTER				
105 W. Eighth Street Port Angeles, Washington 98362	Owned	--	18,913	1,842
BRANCH OFFICES				
Downtown Port Angeles 141 W. First Street Port Angeles, Washington 98362	Owned	--	6,912	403
Eastside 1603 E. First Street Port Angeles, Washington 98362	Owned	--	3,322	308
Sixth Street 227 E. Sixth Street Port Angeles, Washington 98362	Owned	--	2,382	526
Sequim Avenue 333 N. Sequim Avenue Sequim, Washington 98382	Owned	--	9,376	1,570
Sequim Village Marketplace 1201 W. Washington Street Sequim, Washington 98382	Owned	--	5,380	2,960
Forks 131 Calawah Way Forks, Washington 98331	Owned	--	2,159	376
Port Townsend 1321 Sims Way Port Townsend, Washington 98368	Owned	--	4,637	1,010
Poulsbo (2) 19980 10th Avenue NE, Suite 202 Poulsbo, Washington 98370	Leased	1/31/2014	883	—
Bellingham Loan Production Office (3) 1313 E. Maple Street, Suite 230 Bellingham, Washington 98225	Leased	Month-to-Month	340	—

(1) Includes value of the land.

(2) Became a full service branch in October 2012 and the lease provides for two successive three year terms. Management has identified a more suitable location within Kitsap County to operate this branch. Applications have been filed with the appropriate regulatory agencies to close the Poulsbo branch and to open a new branch in Silverdale, Washington. The new site is a leased facility consisting of 2,500 square feet. The lease agreement is for five years beginning January 2014 with two five-year renewal options thereafter. The facility will house four branch personnel, one residential lender, and one commercial relationship manager.

(3) Established in July 2012. Lease is for a six month period from July 12, 2012 until January 31, 2013 and has no specific renewal terms

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
	Quarter 2	3.25%	0.09%	0.21%	1.67%
	Quarter 3	3.25%	0.10%	0.17%	1.65%
	Quarter 4	3.25%	0.05%	0.16%	1.78%
2013:	Quarter 1	3.25%	0.07%	0.14%	1.87%
	Quarter 2	3.25%	0.04%	0.15%	2.52%
	Quarter 3	3.25%	0.02%	0.10%	2.64%
	Quarter 4	3.25%	0.07%	0.13%	3.04%
s of February 14, 2014		3.25%	0.02%	0.11%	2.75%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
First Northwest Bancorp
Market Area Demographic/Economic Information

Demographic Detail: US

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	308,745,538	314,467,933	325,843,774	1.85	3.62
0-14 Age Group (%)	19.83	19.36	19.13	(0.58)	2.40
15-34 Age Group (%)	27.43	27.47	26.76	2.00	0.94
35-54 Age Group (%)	27.88	26.67	25.32	(2.58)	(1.60)
55-69 Age Group (%)	15.84	17.10	18.24	9.95	10.53
70+ Age Group (%)	9.01	9.40	10.54	6.23	16.17
Median Age (actual)	37.10	37.60	38.10	1.35	1.33
Female Population (actual)	156,964,212	159,655,996	165,145,451	1.71	3.44
Male Population (actual)	151,781,326	154,811,937	160,698,323	2.00	3.80
Population Density (#/ sq miles)	87.40	89.00	92.30	1.85	3.62
Diversity Index (actual)	60.60	62.10	64.80	2.48	4.35
Black (%)	12.61	12.69	12.90	2.52	5.33
Asian (%)	4.75	4.90	5.24	4.97	10.80
White (%)	72.41	71.59	70.09	0.71	1.44
Hispanic (%)	16.35	17.36	19.22	8.15	14.74
Pacific Islander (%)	0.17	0.18	0.19	3.91	9.60
American Indian/Alaska Native (%)	0.95	0.96	0.99	3.40	6.30
Multiple races (%)	2.92	3.10	3.40	8.28	13.62
Other (%)	6.19	6.57	7.20	8.20	13.40
Total Households (actual)	116,716,292	118,979,182	123,464,895	1.94	3.77
< $25K Households (%)	NA	23.98	20.51	NA	(11.27)
$25-49K Households (%)	NA	24.58	21.15	NA	(10.72)
$50-99K Households (%)	NA	30.18	32.50	NA	11.73
$100-$199K Households (%)	NA	17.10	21.08	NA	27.93
$200K+ Households (%)	NA	4.15	4.77	NA	19.10
Average Household Income ($)	NA	71,842	83,667	NA	16.46
Median Household Income ($)	NA	51,314	59,580	NA	16.11
Per Capita Income ($)	NA	27,567	32,073	NA	16.35
Total Owner Occupied Housing Units (actual)	75,986,074	75,657,200	79,274,885	(0.43)	4.78
Renter Occupied Housing Units (actual)	40,730,218	43,321,982	44,190,010	6.36	2.00
Vacant Occupied Housing Units (actual)	14,988,438	15,229,050	15,380,054	1.61	0.99

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Washington

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	6,724,540	6,917,723	7,271,979	2.87	5.12
0-14 Age Group (%)	19.45	19.03	18.97	0.69	4.78
15-34 Age Group (%)	27.62	27.53	26.63	2.53	1.69
35-54 Age Group (%)	28.20	26.97	25.74	(1.63)	0.35
55-69 Age Group (%)	16.44	17.69	18.64	10.65	10.78
70+ Age Group (%)	8.29	8.78	10.02	9.05	19.86
Median Age (actual)	37.20	37.70	38.20	1.34	1.33
Female Population (actual)	3,374,833	3,469,458	3,645,630	2.80	5.08
Male Population (actual)	3,349,707	3,448,265	3,626,349	2.94	5.16
Population Density (#/ sq miles)	101.20	104.10	109.40	2.87	5.12
Diversity Index (actual)	51.70	54.00	58.10	4.45	7.59
Black (%)	3.57	3.74	4.02	7.66	13.12
Asian (%)	7.15	7.39	7.90	6.26	12.39
White (%)	77.27	76.12	74.04	1.34	2.24
Hispanic (%)	11.24	12.35	14.37	13.08	22.24
Pacific Islander (%)	0.60	0.60	0.62	2.72	9.28
American Indian/Alaska Native (%)	1.54	1.55	1.54	3.05	4.69
Multiple races (%)	4.65	4.92	5.39	8.84	14.98
Other (%)	5.20	5.68	6.49	12.34	20.17
Total Households (actual)	2,620,076	2,696,756	2,841,070	2.93	5.35
< $25K Households (%)	NA	19.43	16.84	NA	(8.69)
$25-49K Households (%)	NA	23.66	19.87	NA	(11.55)
$50-99K Households (%)	NA	32.65	33.60	NA	8.42
$100-$199K Households (%)	NA	20.37	25.21	NA	30.40
$200K+ Households (%)	NA	3.89	4.49	NA	21.37
Average Household Income ($)	NA	76,812	90,193	NA	17.42
Median Household Income ($)	NA	57,012	68,550	NA	20.24
Per Capita Income ($)	NA	30,331	35,605	NA	17.39
Total Owner Occupied Housing Units (actual)	1,673,920	1,697,534	1,791,685	1.41	5.55
Renter Occupied Housing Units (actual)	946,156	999,222	1,049,385	5.61	5.02
Vacant Occupied Housing Units (actual)	265,601	267,000	274,414	0.53	2.78

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Clallam, WA

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	71,404	72,282	73,497	1.23	1.68
0-14 Age Group (%)	14.82	14.21	13.93	(2.97)	(0.28)
15-34 Age Group (%)	20.51	20.42	19.52	0.82	(2.80)
35-54 Age Group (%)	23.70	22.20	20.74	(5.17)	(5.00)
55-69 Age Group (%)	24.26	25.51	26.48	6.42	5.55
70+ Age Group (%)	16.71	17.66	19.33	6.99	11.25
Median Age (actual)	48.90	50.20	51.50	2.66	2.59
Female Population (actual)	35,975	36,373	36,900	1.11	1.45
Male Population (actual)	35,429	35,909	36,597	1.35	1.92
Population Density (#/ sq miles)	41.10	41.60	42.30	1.23	1.68
Diversity Index (actual)	31.40	33.50	37.20	6.69	11.04
Black (%)	0.83	1.15	1.66	38.93	47.10
Asian (%)	1.41	1.62	1.95	16.29	22.29
White (%)	86.96	86.01	84.35	0.13	(0.28)
Hispanic (%)	5.08	5.58	6.47	11.14	17.94
Pacific Islander (%)	0.13	0.19	0.28	43.62	50.37
American Indian/Alaska Native (%)	5.08	5.02	4.91	(0.14)	(0.41)
Multiple races (%)	3.80	4.06	4.58	8.10	14.54
Other (%)	1.78	1.96	2.28	11.43	16.46
Total Households (actual)	31,329	31,840	32,596	1.63	2.37
< $25K Households (%)	NA	28.18	23.78	NA	(13.59)
$25-49K Households (%)	NA	28.44	27.44	NA	(1.23)
$50-99K Households (%)	NA	31.73	34.60	NA	11.62
$100-$199K Households (%)	NA	10.20	12.42	NA	24.65
$200K+ Households (%)	NA	1.45	1.75	NA	24.08
Average Household Income ($)	NA	53,926	59,851	NA	10.99
Median Household Income ($)	NA	42,023	48,416	NA	15.21
Per Capita Income ($)	NA	24,067	26,852	NA	11.57
Total Owner Occupied Housing Units (actual)	22,420	22,561	23,166	0.63	2.68
Renter Occupied Housing Units (actual)	8,909	9,279	9,430	4.15	1.63
Vacant Occupied Housing Units (actual)	4,253	4,307	4,481	1.27	4.04

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Jefferson, WA

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	29,872	30,439	31,045	1.90	1.99
0-14 Age Group (%)	11.92	11.21	10.62	(4.21)	(3.40)
15-34 Age Group (%)	15.99	16.03	15.41	2.16	(1.95)
35-54 Age Group (%)	24.22	22.34	20.10	(6.00)	(8.24)
55-69 Age Group (%)	31.16	32.38	32.91	5.88	3.65
70+ Age Group (%)	16.70	18.04	20.98	10.04	16.52
Median Age (actual)	53.80	55.20	57.10	2.60	3.44
Female Population (actual)	15,074	15,300	15,542	1.50	1.58
Male Population (actual)	14,798	15,139	15,503	2.30	2.40
Population Density (#/ sq miles)	16.60	16.90	17.20	1.90	1.99
Diversity Index (actual)	21.60	22.90	25.40	6.02	10.92
Black (%)	0.82	1.15	1.82	42.68	61.25
Asian (%)	1.55	1.77	2.11	15.95	21.93
White (%)	91.05	90.45	89.30	1.22	0.70
Hispanic (%)	2.84	3.05	3.42	9.32	14.56
Pacific Islander (%)	0.21	0.25	0.32	20.63	30.26
American Indian/Alaska Native (%)	2.28	2.19	2.09	(1.91)	(2.99)
Multiple races (%)	3.41	3.48	3.60	3.92	5.57
Other (%)	0.67	0.71	0.75	7.50	8.37
Total Households (actual)	14,049	14,403	14,843	2.52	3.05
< $25K Households (%)	NA	27.98	25.41	NA	(6.43)
$25-49K Households (%)	NA	29.45	25.33	NA	(11.36)
$50-99K Households (%)	NA	29.76	34.90	NA	20.86
$100-$199K Households (%)	NA	10.99	12.23	NA	14.66
$200K+ Households (%)	NA	1.82	2.14	NA	20.99
Average Household Income ($)	NA	56,051	61,881	NA	10.40
Median Household Income ($)	NA	42,069	48,983	NA	16.43
Per Capita Income ($)	NA	26,749	29,809	NA	11.44
Total Owner Occupied Housing Units (actual)	10,433	10,607	10,968	1.67	3.40
Renter Occupied Housing Units (actual)	3,616	3,796	3,875	4.98	2.08
Vacant Occupied Housing Units (actual)	3,718	3,784	3,936	1.78	4.02

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Kitsap, WA

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	251,133	253,729	259,212	1.03	2.16
0-14 Age Group (%)	18.30	17.66	17.43	(2.50)	0.83
15-34 Age Group (%)	26.77	27.05	26.02	2.07	(1.71)
35-54 Age Group (%)	27.60	25.83	24.42	(5.44)	(3.40)
55-69 Age Group (%)	18.71	20.00	20.90	8.00	6.76
70+ Age Group (%)	8.62	9.46	11.22	10.91	21.17
Median Age (actual)	39.30	39.80	40.30	1.27	1.26
Female Population (actual)	123,978	125,037	127,915	0.85	2.30
Male Population (actual)	127,155	128,692	131,297	1.21	2.02
Population Density (#/ sq miles)	635.90	642.40	656.30	1.03	2.16
Diversity Index (actual)	39.50	41.50	44.80	5.06	7.95
Black (%)	2.65	3.32	4.30	26.63	32.38
Asian (%)	4.94	5.04	5.22	3.19	5.71
White (%)	82.57	81.62	80.12	(0.13)	0.28
Hispanic (%)	6.25	6.84	7.93	10.58	18.50
Pacific Islander (%)	0.92	0.93	0.95	1.95	4.76
American Indian/Alaska Native (%)	1.61	1.61	1.61	1.36	1.86
Multiple races (%)	5.75	5.81	5.99	2.07	5.34
Other (%)	1.56	1.66	1.81	7.71	11.30
Total Households (actual)	97,220	98,258	101,158	1.07	2.95
< $25K Households (%)	NA	15.84	13.51	NA	(12.16)
$25-49K Households (%)	NA	23.12	18.73	NA	(16.58)
$50-99K Households (%)	NA	35.12	35.61	NA	4.37
$100-$199K Households (%)	NA	22.36	27.96	NA	28.70
$200K+ Households (%)	NA	3.56	4.19	NA	21.30
Average Household Income ($)	NA	79,893	94,032	NA	17.70
Median Household Income ($)	NA	60,953	75,334	NA	23.59
Per Capita Income ($)	NA	31,700	37,441	NA	18.11
Total Owner Occupied Housing Units (actual)	66,425	66,250	68,328	(0.26)	3.14
Renter Occupied Housing Units (actual)	30,795	32,008	32,830	3.94	2.57
Vacant Occupied Housing Units (actual)	10,147	11,035	11,173	8.75	1.25

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Whatcom, WA

	Base 2010	Current 2013	Projected 2018	% Change 2010 - 2013	% Change 2013 - 2018
Total Population (actual)	201,140	205,760	213,847	2.30	3.93
0-14 Age Group (%)	17.23	16.73	16.70	(0.67)	3.72
15-34 Age Group (%)	31.00	30.99	29.94	2.26	0.41
35-54 Age Group (%)	25.52	24.38	23.42	(2.28)	(0.13)
55-69 Age Group (%)	17.36	18.42	19.04	8.53	7.41
70+ Age Group (%)	8.89	9.48	10.90	9.14	19.46
Median Age (actual)	36.50	37.00	37.80	1.37	2.16
Female Population (actual)	101,505	103,808	107,779	2.27	3.83
Male Population (actual)	99,635	101,952	106,068	2.33	4.04
Population Density (#/ sq miles)	95.50	97.70	101.50	2.30	3.93
Diversity Index (actual)	37.40	39.80	43.90	6.42	10.30
Black (%)	0.96	1.16	1.50	23.90	34.02
Asian (%)	3.52	3.84	4.34	11.40	17.38
White (%)	85.42	84.34	82.53	1.00	1.70
Hispanic (%)	7.83	8.59	9.96	12.22	20.43
Pacific Islander (%)	0.24	0.26	0.30	9.55	18.74
American Indian/Alaska Native (%)	2.83	2.80	2.76	1.39	2.50
Multiple races (%)	3.76	4.04	4.53	9.93	16.73
Other (%)	3.27	3.56	4.05	11.45	18.04
Total Households (actual)	80,370	82,529	86,317	2.69	4.59
< $25K Households (%)	NA	23.05	20.58	NA	(6.59)
$25-49K Households (%)	NA	26.04	21.41	NA	(14.02)
$50-99K Households (%)	NA	33.20	35.09	NA	10.54
$100-$199K Households (%)	NA	15.05	19.77	NA	37.39
$200K+ Households (%)	NA	2.66	3.15	NA	23.78
Average Household Income ($)	NA	66,433	78,281	NA	17.83
Median Household Income ($)	NA	50,774	59,440	NA	17.07
Per Capita Income ($)	NA	27,199	32,129	NA	18.13
Total Owner Occupied Housing Units (actual)	49,905	50,502	52,958	1.20	4.86
Renter Occupied Housing Units (actual)	30,465	32,027	33,359	5.13	4.16
Vacant Occupied Housing Units (actual)	10,295	10,593	11,555	2.89	9.08

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT III-1
First Northwest Bancorp
General Characteristics of Publicly-Traded Institutions

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 14, 2014

Ticker	Financial Institution	Exchange	Region	City	State	Total Assets (1) ($Mil)	Offices	Fiscal Mth End	Conv. Date	As of February 14, 2014 Stock Price ($)	As of February 14, 2014 Market Value ($Mil)
ALLB	Alliance Bancorp of Penn	NASDAQ	MA	Broomall	PA	$436	8	Dec	1/18/11	$ 15.30	$ 68
ANCB	Anchor Bancorp	NASDAQ	WE	Lacey	WA	403	11	Jun	1/26/11	18.25	47
ASBB	ASB Bncp Inc	NASDAQ	SE	Asheville	NC	751	13	Dec	10/12/11	17.45	88
AF	Astoria Financial Corp.	NYSE	MA	Lake Success	NY	16,022	85	Dec	11/18/93	13.12	1,297
AFCB	Athens Bancshares Corporation	NASDAQ	SE	Athens	TN	296	7	Dec	1/7/10	19.98	42
ACFC	Atlantic Coast Financial Corp.	NASDAQ	SE	Jacksonville	FL	714	12	Dec	2/4/11	3.99	62
BKMU	Bank Mutual Corp.	NASDAQ	MW	Brown Deer	WI	2,333	77	Dec	10/30/03	6.26	291
BFIN	BankFinancial Corp	NASDAQ	MW	Burr Ridge	IL	1,442	20	Dec	6/24/05	9.71	205
BNCL	Beneficial Mutual Bncp (MHC)	NASDAQ	MA	Philadelphia	PA	4,685	60	Dec	7/16/07	11.69	912
BHLB	Berkshire Hills Bancorp Inc.	NYSE	NE	Pittsfield	MA	5,450	97	Dec	6/28/00	25.09	628
BOFI	Bofi Holding Inc.	NASDAQ	WE	San Diego	CA	3,284	1	Jun	3/14/05	83.20	1,174
BYFC	Broadway Financial Corp.	NASDAQ	WE	Los Angeles	CA	346	4	Dec	1/9/96	1.10	21
BLMT	BSB Bancorp Inc.	NASDAQ	NE	Belmont	MA	1,023	6	Dec	10/5/11	15.82	143
CBNJ	Cape Bancorp Inc.	NASDAQ	MA	Cape May Court House	NJ	1,074	15	Dec	2/1/08	10.58	128
CFFN	Capitol Federal Financial Inc	NASDAQ	MW	Topeka	KS	9,186	47	Sep	12/22/10	12.08	1,754
CARV	Carver Bancorp Inc.	NASDAQ	MA	New York	NY	635	10	Mar	10/25/94	15.00	55
CFBK	Central Federal Corp.	NASDAQ	MW	Fairlawn	OH	250	5	Dec	12/30/98	1.42	22
CHFN	Charter Financial Corp.	NASDAQ	SE	West Point	GA	1,089	17	Sep	4/9/13	10.60	242
CHEV	Cheviot Financial	NASDAQ	MW	Cheviot	OH	592	12	Dec	1/18/12	10.45	71
CBNK	Chicopee Bancorp Inc.	NASDAQ	NE	Chicopee	MA	605	9	Dec	7/20/06	17.37	94
CZWI	Citizens Community Bncp	NASDAQ	MW	Eau Claire	WI	555	24	Sep	11/1/06	8.33	43
CSBK	Clifton Svgs Bncp Inc. (MHC)	NASDAQ	MA	Clifton	NJ	1,083	12	Mar	3/4/04	13.04	345
CMSB	CMS Bancorp Inc.	NASDAQ	MA	White Plains	NY	258	6	Sep	4/4/07	9.30	17
CWAY	Coastway Bncp, Inc.	NASDAQ	NE	Cranston	RI	381	11	Dec	1/15/14	10.19	50
COBK	Colonial Financial Services	NASDAQ	MA	Vineland	NJ	598	9	Dec	7/13/10	12.00	46
DCOM	Dime Community Bancshares Inc.	NASDAQ	MA	Brooklyn	NY	4,015	25	Dec	6/26/96	16.14	593
EBMT	Eagle Bancorp Montana, Inc.	NASDAQ	WE	Helena	MT	514	13	Jun	4/5/10	10.65	42
ESBF	ESB Financial Corp.	NASDAQ	MA	Ellwood City	PA	1,899	23	Dec	6/13/90	12.74	226
ESSA	ESSA Bancorp Inc.	NASDAQ	MA	Stroudsburg	PA	1,372	26	Sep	4/4/07	10.85	129
EVER	EverBank Financial	NYSE	SE	Jacksonville	FL	17,612	17	Dec	5/2/12	17.29	2,120
FFCO	FedFirst Financial Corp.	NASDAQ	MA	Monessen	PA	323	7	Dec	9/21/10	20.06	47
FCAP	First Capital Inc.	NASDAQ	MW	Corydon	IN	448	13	Dec	1/4/99	20.50	57
FCLF	First Clover Leaf Fin Corp.	NASDAQ	MW	Edwardsville	IL	647	5	Dec	7/11/06	9.09	64
FBNK	First Connecticut Bancorp, Inc	NASDAQ	NE	Farmington	CT	1,992	25	Dec	6/30/11	15.60	257
FDEF	First Defiance Financial	NASDAQ	MW	Defiance	OH	2,058	32	Dec	10/2/95	26.65	259
FFNM	First Fed of Northern MI Bncp	NASDAQ	MW	Alpena	MI	214	8	Dec	4/4/05	5.06	15
FFBH	First Federal Bancshares of AR	NASDAQ	SE	Harrison	AR	530	13	Dec	5/3/96	8.17	164
FFNW	First Financial Northwest Inc	NASDAQ	WE	Renton	WA	892	1	Dec	10/10/07	10.36	170
FSFG	First Savings Financial Group	NASDAQ	MW	Clarksville	IN	660	16	Sep	10/7/08	23.25	53
FBC	Flagstar Bancorp Inc.	NYSE	MW	Troy	MI	11,808	111	Dec	4/30/97	21.25	1,193
FXCB	Fox Chase Bancorp Inc.	NASDAQ	MA	Hatboro	PA	1,107	11	Dec	6/29/10	17.06	207
FRNK	Franklin Financial Corp.	NASDAQ	SE	Glen Allen	VA	1,059	8	Sep	4/28/11	19.11	231
FSBW	FS Bancorp Inc.	NASDAQ	WE	Mountlake Terrace	WA	396	8	Dec	7/10/12	16.86	55
GTWN	Georgetown Bancorp Inc.	NASDAQ	NE	Georgetown	MA	247	3	Dec	7/12/12	14.75	27
GCBC	Greene County Bncp Inc. (MHC)	NASDAQ	MA	Catskill	NY	650	14	Jun	12/30/98	25.53	107
HBK	Hamilton Bancorp Inc	NASDAQ	MA	Towson	MD	314	5	Mar	10/10/12	13.85	49
HBNK	Hampden Bancorp Inc.	NASDAQ	NE	Springfield	MA	696	10	Jun	1/17/07	15.96	90
HBOS	Heritage Financial Group Inc.	NASDAQ	SE	Albany	GA	1,322	27	Dec	11/30/10	18.87	148
HFFC	HF Financial Corp.	NASDAQ	MW	Sioux Falls	SD	1,251	27	Jun	4/8/92	13.45	95
HIFS	Hingham Instit. for Savings	NASDAQ	NE	Hingham	MA	1,304	12	Dec	12/20/88	77.01	164
HMNF	HMN Financial Inc.	NASDAQ	MW	Rochester	MN	563	11	Dec	6/30/94	11.93	53
HBCP	Home Bancorp Inc.	NASDAQ	SW	Lafayette	LA	962	30	Dec	10/3/08	20.17	143
HFBL	Home Fedl Bncp Inc. LA	NASDAQ	SW	Shreveport	LA	293	4	Jun	12/22/10	17.86	40
HMST	HomeStreet Inc.	NASDAQ	WE	Seattle	WA	2,854	33	Dec	2/10/12	18.39	272

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 14, 2014

Ticker	Financial Institution	Exchange	Region	City	State	Total Assets (1) ($Mil)	Offices	Fiscal Mth End	Conv. Date	As of February 14, 2014 Stock Price ($)	As of February 14, 2014 Market Value ($Mil)
HTBI	HomeTrust Bancshares Inc.	NASDAQ	SE	Asheville	NC	1,674	21	Jun	7/11/12	15.55	308
IROQ	IF Bancorp Inc.	NASDAQ	MW	Watseka	IL	540	5	Jun	7/8/11	16.40	73
ISBC	Investors Bancorp Inc. (MHC)	NASDAQ	MA	Short Hills	NJ	13,807	136	Dec	10/12/05	25.88	3,606
JXSB	Jacksonville Bancorp	NASDAQ	MW	Jacksonville	IL	321	7	Dec	7/15/10	21.90	40
KRNY	Kearny Financial Corp. (MHC)	NASDAQ	MA	Fairfield	NJ	3,238	41	Jun	2/24/05	11.72	775
KFFB	Kentucky First Federal (MHC)	NASDAQ	MW	Frankfort	KY	315	7	Jun	3/3/05	8.75	75
LSBK	Lake Shore Bancorp Inc. (MHC)	NASDAQ	MA	Dunkirk	NY	485	11	Dec	4/4/06	12.49	74
LPSB	LaPorte Bancorp Inc	NASDAQ	MW	La Porte	IN	500	8	Dec	10/5/12	10.93	65
LABC	Louisiana Bancorp Inc.	NASDAQ	SW	Metairie	LA	318	4	Dec	7/10/07	18.45	53
LSBI	LSB Financial Corp.	NASDAQ	MW	Lafayette	IN	355	5	Dec	2/3/95	29.27	46
MCBK	Madison County Financial Inc.	NASDAQ	MW	Madison	NE	277	5	Dec	10/4/12	17.10	52
MGYR	Magyar Bancorp Inc. (MHC)	NASDAQ	MA	New Brunswick	NJ	538	6	Sep	1/24/06	7.66	45
MLVF	Malvern Bancorp Inc	NASDAQ	MA	Paoli	PA	602	9	Sep	10/12/12	10.64	70
EBSB	Meridian Interstate Bncp (MHC)	NASDAQ	NE	East Boston	MA	2,655	27	Dec	1/23/08	23.66	527
CASH	Meta Financial Group Inc.	NASDAQ	MW	Sioux Falls	SD	1,692	13	Sep	9/20/93	40.05	245
MSBF	MSB Financial Corp. (MHC)	NASDAQ	MA	Millington	NJ	347	5	Jun	1/5/07	8.00	40
NASB	NASB Financial Inc.	NASDAQ	MW	Grandview	MO	1,144	9	Sep	9/27/85	25.46	200
NVSL	Naugatuck Valley Finl	NASDAQ	NE	Naugatuck	CT	487	10	Dec	6/30/11	7.25	51
NHTB	New Hampshire Thrift Bncshrs	NASDAQ	NE	Newport	NH	1,240	38	Dec	5/27/86	15.10	124
NYCB	New York Community Bancorp	NYSE	MA	Westbury	NY	45,764	277	Dec	11/23/93	15.75	6,943
NECB	NorthEast Community Bncp (MHC)	NASDAQ	MA	White Plains	NY	433	9	Dec	7/6/06	7.28	92
NFBK	Northfield Bancorp Inc.	NASDAQ	MA	Woodbridge	NJ	2,727	30	Dec	1/25/13	12.51	725
NWBI	Northwest Bancshares, Inc.	NASDAQ	MA	Warren	PA	7,908	167	Dec	12/18/09	14.27	1,345
OBAF	OBA Financial Services Inc	NASDAQ	MA	Germantown	MD	390	7	Jun	1/22/10	19.00	77
OSHC	Ocean Shore Holding Co.	NASDAQ	MA	Ocean City	NJ	1,043	12	Dec	12/21/09	13.95	96
OCFC	OceanFirst Financial Corp.	NASDAQ	MA	Toms River	NJ	2,286	24	Dec	7/3/96	17.39	302
OFED	Oconee Federal Financial Corp.	NASDAQ	SE	Seneca	SC	366	4	Jun	1/14/11	17.44	102
OABC	OmniAmerican Bancorp Inc.	NASDAQ	SW	Fort Worth	TX	1,448	14	Dec	1/21/10	22.21	254
ONFC	Oneida Financial Corp.	NASDAQ	MA	Oneida	NY	714	13	Dec	7/7/10	12.34	87
ORIT	Oritani Financial Corp.	NASDAQ	MA	Township of Washington	NJ	2,824	26	Jun	6/24/10	15.64	715
PBHC	Pathfinder Bancorp Inc. (MHC)	NASDAQ	MA	Oswego	NY	493	16	Dec	11/16/95	14.41	38
PEOP	Peoples Federal Bancshares Inc	NASDAQ	NE	Brighton	MA	585	8	Sep	7/7/10	18.08	116
PBCT	People's United Financial Inc.	NASDAQ	NE	Bridgeport	CT	31,511	416	Dec	4/16/07	14.16	4,346
PBSK	Poage Bankshares Inc.	NASDAQ	MW	Ashland	KY	291	6	Sep	9/13/11	13.90	47
PBCP	Polonia Bncp, Inc.	NASDAQ	MA	Huntingdon Valley	PA	286	6	Dec	11/13/12	9.51	33
PROV	Provident Financial Holdings	NASDAQ	WE	Riverside	CA	1,153	15	Jun	6/28/96	15.14	149
PFS	Provident Financial Services	NYSE	MA	Jersey City	NJ	7,341	79	Dec	1/16/03	16.57	993
PBIP	Prudential Bancorp Inc.	NASDAQ	MA	Philadelphia	PA	608	7	Sep	10/10/13	10.45	100
PSBH	PSB Holdings Inc. (MHC)	NASDAQ	NE	Putnam	CT	452	8	Jun	10/5/04	6.40	42
PULB	Pulaski Financial Corp.	NASDAQ	MW	Saint Louis	MO	1,276	13	Sep	12/3/98	10.32	117
RVSB	Riverview Bancorp Inc.	NASDAQ	WE	Vancouver	WA	789	18	Mar	10/1/97	3.45	78
SVBI	Severn Bancorp Inc.	NASDAQ	MA	Annapolis	MD	815	4	Dec	1/0/00	4.45	45
SIFI	SI Financial Group Inc.	NASDAQ	NE	Willimantic	CT	1,369	26	Dec	1/13/11	11.73	150
SMPL	Simplicity Bancorp Inc	NASDAQ	WE	Covina	CA	835	8	Jun	11/19/10	16.39	129
SPBC	SP Bancorp Inc.	NASDAQ	SW	Plano	TX	305	4	Dec	11/1/10	20.03	31
SIBC	State Investors Bancorp Inc.	NASDAQ	SW	Metairie	LA	256	4	Dec	7/7/11	15.50	37
TBNK	Territorial Bancorp Inc.	NASDAQ	WE	Honolulu	HI	1,562	28	Dec	7/13/09	22.33	224
THRD	TF Financial Corp.	NASDAQ	MA	Newtown	PA	833	19	Dec	7/13/94	29.99	94
TFSL	TFS Financial Corp (MHC)	NASDAQ	MW	Cleveland	OH	11,269	39	Sep	4/23/07	11.57	3,554
TSBK	Timberland Bancorp Inc.	NASDAQ	WE	Hoquiam	WA	746	22	Sep	1/13/98	11.23	79
TRST	TrustCo Bank Corp NY	NASDAQ	MA	Glenville	NY	4,459	139	Dec	1/0/00	6.56	620
UCBA	United Community Bancorp	NASDAQ	MW	Lawrenceburg	IN	511	8	Jun	1/10/13	11.00	57
UCFC	United Community Finl Corp.	NASDAQ	MW	Youngstown	OH	1,756	33	Dec	7/9/98	3.48	175
WSBF	Waterstone Financial Inc.	NASDAQ	MW	Wauwatosa	WI	1,598	11	Dec	1/23/14	10.60	365
WAYN	Wayne Savings Bancshares	NASDAQ	MW	Wooster	OH	400	12	Dec	1/9/03	11.00	31

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 14, 2014

Ticker	Financial Institution	Exchange	Region	City	State	Total Assets (1) ($Mil)	Offices	Fiscal Mth End	Conv. Date	As of February 14, 2014 Stock Price ($)	As of February 14, 2014 Market Value ($Mil)
WEBK	Wellesley Bancorp	NASDAQ	NE	Wellesley	MA	421	4	Dec	1/26/12	18.50	45
WBB	Westbury Bancorp Inc.	NASDAQ	MW	West Bend	WI	543	12	Sep	4/10/13	14.18	73
WFD	Westfield Financial Inc.	NASDAQ	NE	Westfield	MA	1,271	13	Dec	1/4/07	7.53	152
WBKC	Wolverine Bancorp Inc.	NASDAQ	MW	Midland	MI	291	4	Dec	1/20/11	21.98	53
WSFS	WSFS Financial Corp.	NASDAQ	MA	Wilmington	DE	4,443	44	Dec	11/26/86	70.09	623
WVFC	WVS Financial Corp.	NASDAQ	MA	Pittsburgh	PA	296	6	Jun	11/29/93	12.00	25

(1) As of September 30, 2013.

Source: SNL Financial, LC.

EXHIBIT III-2

First Northwest Bancorp

Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-2
Peer Group Market Area Comparative Analysis

Institution	County	Population 2010	Population 2013	Proj. Pop. 2018	2010-2013 % Change	2013-2018 % Change	Per Capita Income 2013 Amount	Per Capita Income % State Average	Unemployment Rate Dec. 2013	Deposit Market Share(1)
Eagle Bancorp Montana of MT	Lewis and Clark	63,395	65,658	69,306	1.2%	1.1%	27,222	109.5%	4.20%	10.62%
FS Bancorp, Inc. of WA	Snohomish	713,335	734,891	776,425	1.0%	1.1%	31,350	103.4%	5.30%	2.25%
First Clover Leaf Fin. Corp. of IL	Madison	269,282	268,517	267,833	-0.1%	-0.1%	26,900	94.0%	8.20%	10.33%
First Financial NW, Inc. of WA	King	1,931,249	1,997,548	2,136,887	1.1%	1.4%	38,138	125.7%	4.70%	1.06%
First Savings Fin. Group of IN	Clark	110,232	112,411	116,932	0.7%	0.8%	22,992	93.5%	5.80%	12.73%
HF Financial Corp. of SD	Minnehaha	169,468	175,793	187,183	1.2%	1.3%	26,907	108.1%	3.30%	0.16%
Cheviot Financial Corp. of OH	Hamilton	802,374	801,271	803,773	0.0%	0.1%	28,434	111.3%	6.20%	0.84%
Riverview Bancorp, Inc. of WA	Clark	425,363	436,052	458,351	0.8%	1.0%	28,791	94.9%	7.40%	9.76%
Timberland Bancorp, Inc. of WA	Grays Harbor	72,797	72,980	72,765	0.1%	-0.1%	21,078	69.5%	11.60%	22.80%
IF Bancorp, Inc. of IL	Iroquois	29,718	29,804	29,443	0.1%	-0.2%	25,426	88.9%	8.40%	23.88%
	Average	**458,721**	**469,493**	**491,890**	**0.6%**	**0.6%**	**27,724**	**99.9%**	**6.51%**	**9.44%**
	Median	**219,375**	**222,155**	**227,508**	**0.7%**	**0.9%**	**27,065**	**99.1%**	**6.00%**	**10.05%**
First FS&LA, Port Angeles, WA	**Clallam**	**71,404**	**72,282**	**73,497**	**0.6%**	**0.3%**	**24,067**	**79.3%**	**8.60%**	**35.50%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2013.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1
First Northwest Bancorp
Stock Prices: As of February 14, 2014

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of February 14, 2014

	Market Capitalization(8)			Price Change Data						Current Per Share Financials				
	Price/ Share ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Wk ($)	% Change From Last Wk (%)	% Change From 52 Wks (2) (%)	% Change From MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
Fully-Converted Companies														
ALLB Alliance Bancorp of Penn	15.30	4,467	68.3	15.60	12.77	15.35	-0.33	19.87	-0.65	0.38	0.38	15.81	15.81	95.20
ANCB Anchor Bancorp	18.25	2,550	46.5	19.00	14.15	17.00	7.35	25.86	-0.22	-0.41	-0.40	20.45	20.45	153.48
ASBB ASB Bncp Inc	17.45	5,040	87.9	18.41	15.67	17.31	0.81	6.73	1.15	0.31	0.26	20.06	20.06	145.44
AF Astoria Financial Corp.	13.12	98,842	1,296.8	14.47	9.22	12.75	2.90	31.86	-5.13	0.60	0.59	14.06	12.19	159.79
AFCB Athens Bancshares Corporation	19.98	2,084	41.6	20.61	16.50	19.80	0.92	9.73	0.82	1.13	1.15	NA	NA	141.48
ACFC Atlantic Coast Financial Corp	3.99	15,509	61.9	6.88	3.00	3.87	3.10	20.18	-7.85	-3.23	NA	NA	NA	47.30
BKMU Bank Mutual Corp	6.26	46,438	290.7	7.35	5.00	6.37	-1.73	9.82	-10.70	0.23	0.23	6.05	6.05	50.55
BFIN BankFinancial Corp	9.71	21,109	205.0	9.80	7.25	9.35	3.85	22.76	6.00	0.16	0.18	8.32	8.20	68.86
BHLB Berkshire Hills Bancorp Inc	25.09	25,036	628.2	29.38	23.38	24.56	2.16	2.87	-7.99	1.65	2.03	27.08	16.27	226.59
BOFI Bofi Holding Inc	83.20	14,116	1,174.5	84.41	32.14	80.13	3.83	132.53	6.08	3.28	3.41	21.82	21.82	252.78
BYFC Broadway Financial Corp	1.10	20,225	22.2	1.50	0.52	1.10	0.12	19.35	18.14	-1.32	-1.41	1.89	1.89	17.09
BLMT BSB Bancorp Inc	15.82	9,056	143.3	15.92	12.60	15.45	2.39	20.76	4.84	0.22	0.22	NA	NA	116.46
CBNJ Cape Bancorp Inc	10.58	12,060	127.6	10.60	8.65	10.27	3.02	14.63	4.13	0.46	0.51	11.64	NA	90.62
CFFN Capitol Federal Financial Inc	12.08	145,169	1,753.6	13.21	11.67	11.93	1.26	1.34	-0.25	0.48	0.48	10.65	10.65	62.76
CARV Carver Bancorp Inc	15.00	3,696	55.4	17.87	4.17	14.06	6.68	277.83	114.59	0.36	0.19	1.50	1.50	172.80
CFBK Central Federal Corp	1.42	15,824	22.5	1.75	1.29	1.38	2.90	1.42	6.76	-0.14	-0.14	1.39	1.39	15.82
CHFN Charter Financial Corp	10.60	22,817	241.9	11.82	9.31	10.51	0.86	10.71	-1.58	0.25	0.26	11.88	11.66	47.33
CHEV Cheviot Financial	10.45	6,835	71.4	11.94	9.76	10.30	1.46	-3.24	1.46	0.21	0.25	13.30	11.72	85.90
CBNK Chicopee Bancorp Inc	17.37	5,436	94.4	19.72	15.50	17.14	1.34	10.08	-0.23	0.50	0.52	16.97	16.97	108.12
CZWI Citizens Community Bncp	8.33	5,163	43.0	8.56	6.52	8.09	2.96	22.86	12.42	0.21	0.29	10.50	10.46	106.96
CMSB CMS Bancorp Inc	9.30	1,863	17.3	10.44	7.68	9.30	0.00	14.25	0.11	0.52	0.41	11.42	11.42	141.03
CWAY Coastway Bncp, Inc	10.19	4,949	50.4	11.05	10.04	10.19	0.00	NA	NA	NA	NA	NA	NA	76.89
COBK Colonial Financial Services	12.00	3,853	46.2	17.00	11.85	12.30	-2.44	-12.60	-9.77	-0.91	-1.10	15.65	15.65	155.26
DCOM Dime Community Bancshares Inc	16.14	36,713	592.5	17.92	13.79	15.67	3.00	15.29	-4.61	1.23	1.23	11.85	10.34	109.72
EBMT Eagle Bancorp Montana, Inc	10.65	3,918	41.7	12.03	10.20	10.75	-0.93	2.90	-2.72	0.69	0.57	12.19	10.18	131.79
ESBF ESB Financial Corp	12.74	17,733	225.9	15.00	10.68	12.81	-0.55	11.43	-10.28	0.87	NA	NA	NA	107.53
ESSA ESSA Bancorp Inc	10.85	11,893	129.0	11.70	9.99	10.96	-1.00	-4.41	-6.14	0.70	0.73	13.96	13.04	113.95
EVER EverBank Financial	17.29	122,626	2,120.2	18.97	13.93	16.73	3.35	16.27	-5.73	1.02	1.21	12.00	11.57	143.86
FFCO FedFirst Financial Corp	20.06	2,357	47.3	23.00	16.20	20.09	-0.15	18.00	2.98	0.91	0.89	NA	NA	135.34
FCAP First Capital Inc	20.50	2,784	57.1	21.97	19.40	20.30	0.99	3.12	-3.57	1.82	NA	NA	NA	159.60
FCLF First Clover Leaf Fin Corp	9.09	7,007	63.7	10.00	6.46	9.17	-0.81	24.57	-7.21	0.54	0.53	10.49	8.82	92.27
FBNK First Connecticut Bancorp, Inc	15.60	16,458	256.7	17.00	13.14	15.46	0.91	10.01	-3.23	0.23	0.21	14.08	14.08	128.19
FDEF First Defiance Financial	26.65	9,720	259.0	28.46	20.80	25.95	2.70	21.58	2.62	2.19	2.28	28.00	21.31	219.88
FFBH First Federal Bancshares of AR	8.17	20,041	163.7	10.05	7.55	8.20	-0.37	-17.89	-6.09	-0.01	-0.01	3.57	3.57	26.43
FFNM First Fed of Northern MI Bncp	5.06	2,884	14.6	5.72	3.40	5.20	-2.69	5.64	-6.30	-0.20	-0.18	8.27	8.25	74.16
FFNW First Financial Northwest Inc	10.36	16,392	169.8	11.25	7.44	10.34	0.19	28.38	-0.10	1.47	1.48	11.25	11.25	56.18
FSFG First Savings Financial Group	23.25	2,259	52.5	28.20	20.88	22.87	1.66	2.88	1.75	2.00	2.10	28.88	24.49	304.06
FBC Flagstar Bancorp Inc	21.25	56,138	1,192.9	21.63	12.29	20.73	2.51	41.01	8.31	4.37	5.08	20.66	20.66	167.57
FXCB Fox Chase Bancorp Inc	17.06	12,148	207.2	18.24	16.07	16.97	0.53	-0.93	-1.23	0.48	0.45	14.28	14.28	91.92
FRNK Franklin Financial Corp	19.11	12,075	230.8	20.50	17.14	18.78	1.76	6.76	-3.39	0.83	0.69	19.97	19.97	89.06
FSBW FS Bancorp Inc	16.86	3,240	54.6	19.45	14.26	16.95	-0.53	12.40	-1.69	1.29	1.20	19.23	19.23	129.37
GTWN Georgetown Bancorp Inc.	14.75	1,832	27.0	16.50	12.48	14.90	-1.01	18.95	-7.23	0.41	0.41	15.80	15.80	143.61
HBK Hamilton Bancorp Inc	13.85	3,518	48.7	15.45	12.35	13.86	-0.07	12.25	-2.40	-0.36	-0.43	17.47	16.67	85.41
HBNK Hampden Bancorp Inc	15.96	5,650	90.2	18.42	14.78	16.05	-0.56	-0.75	-2.74	0.67	0.66	14.98	14.98	122.88
HBOS Heritage Financial Group Inc	18.87	7,835	147.8	20.44	13.55	18.57	1.62	35.08	-1.97	1.50	1.35	15.96	15.42	176.26
HFFC HF Financial Corp	13.45	7,055	94.9	14.55	12.13	13.37	0.59	3.45	3.85	0.84	0.78	13.85	13.15	177.79
HIFS Hingham Instit. for Savings	77.01	2,129	163.9	79.56	57.69	77.56	-0.71	6.97	-1.89	6.28	6.28	48.49	48.49	637.20
HMNF HMN Financial Inc	11.93	4,424	52.8	11.98	4.73	10.75	10.98	116.91	12.87	5.71	NA	13.49	13.49	146.60
HBCP Home Bancorp Inc	20.17	7,099	143.2	23.50	16.86	19.31	4.45	9.09	7.00	1.06	1.05	19.99	NA	138.64
HFBL Home Fed! Bncp Inc. LA	17.86	2,247	40.1	18.99	15.34	17.75	0.62	1.25	0.34	1.22	1.21	18.36	18.36	127.22
HMST HomeStreet Inc	18.39	14,800	272.2	26.81	17.02	17.46	5.33	-31.20	-8.05	1.61	1.73	17.97	17.08	207.17
HTBI HomeTrust Bancshares Inc	15.55	19,784	307.6	17.00	14.57	15.34	1.37	7.09	-2.75	0.60	0.64	18.10	NA	82.36
IROQ IF Bancorp Inc	16.40	4,428	72.6	17.04	14.92	16.50	-0.61	10.74	-1.80	0.84	0.83	17.71	17.71	128.34
JXSB Jacksonville Bancorp	21.90	1,831	40.1	21.90	18.32	20.08	9.06	15.84	12.02	1.73	1.44	22.45	20.96	173.92
LPSB LaPorte Bancorp Inc	10.93	5,909	64.6	11.86	9.31	10.90	0.32	11.42	-1.71	0.69	0.61	13.56	NA	89.16
LABC Louisiana Bancorp Inc	18.45	2,887	53.3	18.75	15.00	18.75	-1.61	8.52	1.25	1.03	0.96	20.07	20.07	109.71
LSBI LSB Financial Corp	29.27	1,562	45.7	30.71	20.05	29.50	-0.78	37.74	2.74	1.72	1.72	25.80	25.80	227.39
MCBK Madison County Financial Inc	17.10	3,052	52.2	19.19	15.81	17.20	-0.59	4.33	-5.01	NA	NA	19.86	19.49	90.79
MLVF Malvern Bancorp Inc	10.64	6,558	69.8	13.20	10.37	10.45	1.82	-8.52	-3.27	-3.05	-2.94	11.38	11.38	90.58
CASH Meta Financial Group Inc	40.05	6,108	244.6	42.19	22.75	38.92	2.90	73.15	-0.69	2.46	2.43	23.42	23.02	295.84
NASB NASB Financial Inc	25.46	7,868	200.3	30.50	19.80	25.84	-1.47	11.91	-15.70	2.71	2.74	24.40	24.12	150.15
NVSL Naugatuck Valley Finl	7.25	7,002	50.8	7.94	6.86	7.15	1.40	5.07	0.14	-1.83	-1.83	8.49	8.49	69.59
NHTB New Hampshire Thrift Bncshrs	15.10	8,217	124.1	15.51	12.50	14.80	2.03	11.19	-0.98	1.11	1.11	15.37	8.75	173.09
NYCB New York Community Bancorp	15.75	440,809	6,942.7	17.39	12.91	15.35	2.61	15.81	-6.53	1.08	1.07	13.01	7.45	105.91
NFBK Northfield Bancorp Inc	12.51	57,926	724.7	13.43	11.20	12.43	0.64	9.93	-5.23	0.34	NA	12.36	NA	46.66
NWBI Northwest Bancshares, Inc	14.27	94,244	1,344.9	15.05	11.98	13.88	2.81	14.34	-3.45	0.73	0.70	12.31	10.43	83.66
OBAF OBA Financial Services Inc	19.00	4,038	76.7	19.50	17.62	18.50	2.70	2.98	4.40	0.28	0.28	17.91	17.91	95.48
OSHC Ocean Shore Holding Co	13.95	6,903	96.3	15.45	13.01	13.81	1.01	-4.45	2.12	0.81	NA	15.39	14.62	147.76
OCFC OceanFirst Financial Corp	17.39	17,387	302.4	19.47	13.43	17.28	0.64	20.18	1.52	0.95	1.14	12.33	12.33	129.39
OABC OmniAmerican Bancorp Inc	22.21	11,452	254.3	26.61	20.46	21.91	1.37	-14.81	3.88	0.56	0.44	18.00	18.00	126.48
ONFC Oneida Financial Corp	12.34	7,027	86.7	16.32	11.51	12.30	0.33	-0.64	-2.60	0.87	0.92	12.90	9.12	105.66
ORIT Oritani Financial Corp	15.64	45,707	714.9	16.90	14.49	15.34	1.96	4.69	-2.55	0.97	0.95	11.37	11.37	64.37
PEOP Peoples Federal Bancshares Inc	18.08	6,406	115.8	19.28	17.10	17.77	1.74	0.84	1.92	0.35	0.35	16.35	16.35	91.84
PBCT People's United Financial Inc	14.16	306,910	4,345.8	15.70	12.62	13.96	1.43	9.68	-6.35	0.74	0.80	14.84	7.91	108.20
PBSK Poage Bankshares Inc	13.90	3,352	46.6	15.10	13.06	14.05	-1.07	-1.07	-0.79	0.69	0.53	17.28	17.28	86.81
PBCP Polonia Bncp, Inc	9.51	3,511	33.4	10.31	8.76	9.80	-2.96	5.79	-3.84	-0.14	-0.14	11.62	11.62	81.37

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of February 14, 2014

	Market Capitalization(8)			Price Change Data						Current Per Share Financials				
	Price/ Share ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Wk ($)	% Change From Last Wk (%)	% Change From 52 Wks (2) (%)	% Change From MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
PROV Provident Financial Holdings	15.14	9,855	149.2	18.62	14.12	14.74	2.71	-14.61	0.93	1.24	1.24	15.47	15.47	115.08
PFS Provident Financial Services	16.57	59,918	992.8	19.93	14.41	16.49	0.49	9.66	-14.23	1.23	1.21	16.87	NA	124.96
PBIP Prudential Bancorp Inc	10.45	9,545	99.7	11.39	7.70	10.59	-1.32	32.62	-3.15	0.20	0.14	13.67	13.67	55.02
PULB Pulaski Financial Corp	10.32	11,371	117.4	11.74	9.52	10.24	0.78	4.14	-8.35	0.70	0.70	9.04	8.68	113.77
RVSB Riverview Bancorp Inc	3.45	22,472	77.5	3.49	2.04	3.23	6.81	61.21	18.97	0.20	0.20	3.62	2.48	35.82
SVBI Severn Bancorp Inc	4.45	10,067	44.8	5.78	4.00	4.77	-6.71	3.49	-6.12	-2.64	NA	5.58	5.54	79.43
SIFI SI Financial Group Inc	11.73	12,790	150.0	12.34	10.34	11.68	0.43	0.60	-2.66	-0.11	0.15	11.94	10.35	107.01
SMPL Simplicity Bancorp Inc	16.39	7,880	129.2	16.64	14.02	16.26	0.80	11.12	1.42	0.80	0.80	17.91	17.40	108.49
SPBC SP Bancorp Inc	20.03	1,568	31.4	23.10	17.08	20.50	-2.29	8.86	1.47	0.93	0.94	20.84	20.84	194.83
SIBC State Investors Bancorp Inc	15.50	2,390	37.1	16.64	13.28	15.50	0.00	8.16	1.04	0.20	0.20	17.39	17.39	108.22
TBNK Territorial Bancorp Inc	22.33	10,051	224.4	24.38	21.05	22.24	0.40	-4.04	-3.75	1.49	1.26	21.11	NA	160.86
THRD TF Financial Corp	29.99	3,149	94.4	33.72	24.20	29.50	1.66	19.72	6.50	2.27	2.17	29.71	NA	264.75
TSBK Timberland Bancorp Inc	11.23	7,049	79.2	11.41	7.36	10.74	4.56	33.43	16.74	0.57	0.51	11.22	10.41	103.27
TRST TrustCo Bank Corp NY	6.56	94,463	619.7	7.67	5.13	6.31	3.96	24.01	-8.64	0.42	0.41	3.83	3.82	47.86
UCBA United Community Bancorp	11.00	5,150	56.7	11.71	9.41	10.91	0.83	10.01	2.43	0.56	0.52	14.41	13.80	99.47
UCFC United Community Finl Corp	3.48	50,229	174.8	5.00	3.20	3.43	1.46	1.75	-2.52	0.10	0.04	3.65	3.65	34.96
WSBF Waterstone Financial Inc	10.60	34,407	364.7	10.70	6.65	10.47	1.24	51.65	4.79	0.90	0.90	6.19	6.17	46.44
WAYN Wayne Savings Bancshares	11.00	2,843	31.3	11.75	9.08	10.90	0.92	8.70	1.01	0.72	0.74	13.56	12.94	144.29
WEBK Wellesley Bancorp	18.50	2,455	45.4	20.45	15.50	19.24	-3.85	19.20	-5.37	0.97	0.94	19.06	19.06	186.78
WBB Westbury Bancorp Inc	14.18	5,143	72.9	14.64	13.02	13.92	1.87	NA	1.65	NA	NA	17.64	17.64	104.15
WFD Westfield Financial Inc	7.53	20,150	151.7	8.07	6.50	7.25	3.86	-3.46	0.94	0.34	0.22	7.65	7.65	63.37
WBKC Wolverine Bancorp Inc	21.98	2,398	52.7	22.50	18.00	21.60	1.76	16.98	3.21	0.72	0.72	26.20	26.20	121.47
WSFS WSFS Financial Corp	70.09	8,895	623.5	79.85	45.82	68.60	2.17	46.60	-9.60	5.06	4.53	43.06	38.68	507.67
WVFC WVS Financial Corp	12.00	2,058	24.7	13.63	9.50	12.10	-0.83	14.29	-2.03	0.38	0.37	15.69	15.69	152.60
Mutual Holding Companies														
BNCL Beneficial Mutual Bncp (MHC)	11.69	78,015	912.0	12.11	8.36	11.47	1.92	25.83	7.05	0.17	0.17	NA	NA	58.75
CSBK Clifton Svgs Bncp Inc (MHC)	13.04	26,477	345.3	13.47	11.22	12.82	1.72	13.10	1.88	0.25	0.24	7.23	7.23	41.51
GCBC Greene County Bncp Inc (MHC)	25.53	4,210	107.5	32.54	19.34	25.20	1.29	16.28	-1.83	1.51	1.51	13.88	13.88	155.02
ISBC Investors Bancorp Inc (MHC)	25.88	139,342	3,606.2	26.54	17.42	25.27	2.41	41.89	1.17	1.01	1.05	9.64	NA	112.12
KRNY Kearny Financial Corp (MHC)	11.72	66,131	775.1	12.18	9.19	11.10	5.59	14.01	0.77	0.15	0.14	7.02	5.37	49.28
KFFB Kentucky First Federal (MHC)	8.75	8,529	74.6	8.97	7.55	8.40	4.17	8.16	9.37	0.29	0.29	7.82	6.12	37.10
LSBK Lake Shore Bancorp Inc (MHC)	12.49	5,900	73.7	14.69	10.53	12.25	1.96	13.24	2.38	0.65	0.65	11.06	11.06	81.72
MGYR Magyar Bancorp Inc (MHC)	7.66	5,811	44.5	7.99	4.73	7.81	-1.92	47.88	2.68	0.01	0.00	7.82	7.82	92.33
EBSB Meridian Interstate Bncp (MHC)	23.66	22,257	526.6	24.40	17.41	23.48	0.77	31.66	4.78	0.70	0.42	11.20	10.58	120.51
MSBF MSB Financial Corp (MHC)	8.00	5,010	40.1	9.10	6.06	8.00	0.00	14.29	0.25	0.16	0.16	8.02	8.02	69.27
NECB NorthEast Community Bncp (MHC)	7.28	12,645	92.1	8.00	5.25	7.26	0.28	32.36	0.83	-0.08	-0.05	8.27	8.19	34.25
OFED Oconee Federal Financial Corp	17.44	5,846	102.0	17.75	13.73	17.00	2.59	19.29	-0.91	0.66	0.63	12.90	12.90	61.68
PBHC Pathfinder Bancorp Inc (MHC)	14.41	2,618	37.7	16.50	11.05	14.41	0.00	29.24	6.74	0.95	NA	NA	NA	192.42
PSBH PSB Holdings Inc (MHC)	6.40	6,542	41.9	7.25	5.31	6.40	0.00	19.63	0.31	0.18	0.20	7.68	6.61	69.45
TFSL TFS Financial Corp (MHC)	11.57	307,148	3,553.7	12.49	10.08	11.64	-0.60	8.54	-4.50	0.19	NA	6.06	6.03	37.06

(1) Average of High/Low or Bid/Ask price per share
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.)
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings
(8) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares

Source: SNL Financial, LC and RP® Financial, LC calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of February 14, 2014

		Key Financial Ratios						Asset Quality Ratios		Pricing Ratios					Dividend Data (6)		
				Reported Earnings		Core Earnings											
		Equity/ Assets (%)	Tang Equity/ Assets(4) (%)	ROA(5) (%)	ROE(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs/ Assets (%)	Rsvs/ NPLs (%)	Price/ Earnings (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang Book (%)	Price/ Core Earnings (x)	Div/ Share ($)	Dividend Yield (%)	Payout Ratio (7) (%)
Fully-Converted Companies																	
ALLB	Alliance Bancorp of Penn	16.60	16.60	0.42	2.37	0.42	2.37	NA	NA	40.26	96.79	16.07	96.79	40.26	0.20	1.31	52.63
ANCB	Anchor Bancorp	13.33	13.33	-0.23	-1.93	-0.22	-1.87	6.22	22.12	NM	89.22	11.89	89.22	NM	NA	NA	NM
ASBB	ASB Bncp Inc	13.79	13.79	0.19	1.37	0.16	1.13	2.82	113.25	56.29	87.00	12.00	87.00	68.21	NA	NA	NM
AF	Astoria Financial Corp	9.62	8.55	0.41	4.69	0.40	4.60	NA	NA	21.87	93.31	8.28	107.66	22.37	0.16	1.22	26.67
AFCB	Athens Bancshares Corporation	13.94	13.89	0.78	5.17	0.80	5.28	2.69	59.04	17.68	NA	NA	NA	17.32	0.20	1.00	17.70
ACFC	Atlantic Coast Financial Corp	8.93	8.93	-1.55	-30.45	NA	NA	4.14	27.58	NM	NA	NA	NA	NA	0.00	0.00	NM
BKMU	Bank Mutual Corp	12.10	12.09	0.46	3.91	0.46	3.95	NA	NA	27.22	103.44	12.40	103.53	26.87	0.12	1.92	47.83
BFIN	BankFinancial Corp	12.08	11.93	0.23	1.89	0.25	2.11	NA	NA	60.69	116.71	14.10	118.35	54.23	0.04	0.41	25.00
BHLB	Berkshire Hills Bancorp Inc	11.95	7.54	0.78	6.10	0.95	7.50	NA	NA	15.21	92.64	11.07	154.19	12.36	0.72	2.87	43.64
BOFI	Bofl Holding Inc	8.73	8.73	1.54	17.05	1.60	17.72	0.54	84.44	25.37	381.32	32.81	381.32	24.40	NA	NA	NM
BYFC	Broadway Financial Corp	7.40	7.40	-0.25	-4.91	-0.47	-9.19	13.29	26.28	NM	58.24	2.03	58.24	NM	0.04	0.00	NM
BLMT	BSB Bancorp Inc.	12.37	12.37	0.21	1.51	0.21	1.49	NA	NA	NM	NA	NA	NA	72.73	NA	NA	NM
CBNJ	Cape Bancorp Inc	12.85	NA	0.53	3.80	0.58	4.18	NA	NA	23.00	90.86	11.67	NA	20.93	0.24	2.27	58.70
CFFN	Capitol Federal Financial Inc	17.23	17.23	0.76	4.25	0.76	4.25	NA	NA	25.17	113.39	19.53	113.39	25.17	0.30	2.48	152.08
CARV	Carver Bancorp Inc.	7.90	7.90	0.26	2.82	0.15	1.68	5.49	25.04	41.67	NM	9.34	NM	77.30	0.00	0.00	NM
CFBK	Central Federal Corp	8.77	8.76	-0.96	-9.52	-0.94	-9.40	4.30	66.31	NM	102.32	8.97	102.41	NM	0.00	0.00	NM
CHFN	Charter Financial Corp	25.30	24.95	0.51	2.29	0.53	2.41	1.35	87.95	42.40	89.24	22.57	90.91	40.38	0.20	1.89	180.00
CHEV	Cheviot Financial	15.49	13.90	0.24	1.46	0.29	1.77	NA	NA	49.76	78.55	12.17	89.19	41.14	0.36	3.44	171.43
CBNK	Chicopee Bancorp Inc	15.69	15.69	0.43	2.79	0.45	2.88	NA	NA	34.74	102.38	16.07	102.38	33.70	0.28	1.61	44.00
CZWI	Citizens Community Bncp	9.80	9.77	0.20	2.00	0.28	2.79	1.81	74.14	39.67	79.33	7.77	79.63	28.45	0.02	0.24	9.52
CMSB	CMS Bancorp Inc	8.66	8.66	0.37	4.29	0.30	3.42	NA	NA	17.88	81.47	6.63	81.47	22.75	NA	NA	NM
CWAY	Coastway Bncp. Inc.	7.24	7.24	NA	NA	NA	NA	3.90	16.62	NA	NA	NA	NA	NA	NA	NA	NM
COBK	Colonial Financial Services	10.08	10.08	-0.54	-5.07	-0.66	-6.14	5.37	20.29	NM	76.68	7.73	76.68	NA	NA	NA	NA
DCOM	Dime Community Bancshares Inc	10.80	9.55	1.09	10.58	1.09	10.56	0.80	64.66	13.12	136.17	14.71	156.13	NM	NA	NA	NM
EBMT	Eagle Bancorp Montana, Inc	9.25	7.84	0.53	5.38	0.44	4.46	0.25	245.94	15.43	87.38	8.08	104.61	13.14	0.56	3.47	45.53
ESBF	ESB Financial Corp	9.75	NA	0.83	8.38	NA	NA	NA	NA	14.64	NA	NA	NA	18.60	0.29	2.72	42.03
ESSA	ESSA Bancorp Inc	12.29	11.57	0.58	4.68	0.60	4.87	2.30	29.25	15.50	77.71	9.55	83.23	NA	0.40	3.14	44.06
EVER	EverBank Financial	9.19	8.92	0.75	8.87	0.89	10.41	1.09	39.12	16.95	144.13	12.12	149.49	14.82	0.20	1.84	28.57
FFCO	FedFirst Financial Corp	16.25	15.96	0.73	4.29	0.71	NA	NA	NA	22.04	NA	NA	NA	14.27	0.12	0.69	10.78
FCAP	First Capital Inc	NA	NA	1.12	NA	NA	NA	1.66	71.15	11.26	NA	NA	NA	22.47	0.24	1.20	51.65
FCLF	First Clover Leaf Fin Corp	11.37	9.73	0.66	5.11	0.65	5.03	2.22	66.18	16.84	86.69	9.85	103.14	NA	0.80	3.90	43.96
FBNK	First Connecticut Bancorp, Inc	10.99	10.99	0.19	1.52	0.18	1.42	NA	NA	67.83	110.76	12.17	110.76	17.07	0.24	2.64	44.44
FDEF	First Defiance Financial	12.73	10.00	1.08	8.39	1.13	8.75	2.87	44.97	12.17	95.18	12.12	125.06	72.68	0.12	0.77	52.17
FFBH	First Federal Bancshares of AR	13.49	13.49	0.01	0.04	-0.01	-0.05	4.37	98.07	NM	229.05	30.91	229.05	11.66	0.60	2.25	20.55
FFNM	First Fed of Northern MI Bncp	11.15	11.12	-0.27	-2.35	-0.23	-2.03	2.86	46.16	NM	61.19	6.82	61.37	NM	0.20	0.00	NM
FFNW	First Financial Northwest Inc	20.02	20.02	2.71	13.10	2.72	13.15	8.21	20.25	7.05	92.12	18.44	92.12	NM	0.08	1.58	NM
FSFG	First Savings Financial Group	12.00	10.71	0.71	5.64	0.75	5.91	2.29	40.56	11.63	80.52	7.85	94.93	7.02	0.16	1.54	8.16
FBC	Flagstar Bancorp Inc	15.16	15.16	2.13	21.56	2.46	24.98	6.02	39.10	4.86	102.87	13.05	102.87	11.08	0.40	1.72	20.00
FXCB	Fox Chase Bancorp Inc	15.53	15.53	0.51	3.13	0.48	2.93	1.95	74.07	35.54	119.47	18.56	119.47	4.18	0.00	0.00	NM
FRNK	Franklin Financial Corp	22.51	22.51	0.91	3.98	0.75	3.32	5.59	24.05	23.02	95.69	21.54	95.69	37.91	0.40	2.34	100.00
FSBW	FS Bancorp Inc	14.87	14.87	1.01	6.42	0.94	5.97	NA	265.90	13.07	87.67	13.03	87.67	27.65	NA	NA	NM
GTWN	Georgetown Bancorp Inc	11.00	11.00	0.32	2.47	0.32	2.47	NA	NA	35.98	93.34	10.27	93.34	14.07	0.20	1.19	15.50
HBK	Hamilton Bancorp Inc	20.46	19.70	-0.38	-1.86	-0.44	-2.14	2.15	46.81	NM	79.26	16.22	83.10	35.98	0.16	1.08	39.02
HBNK	Hampden Bancorp Inc	12.19	12.19	0.55	4.31	0.54	4.23	1.32	69.86	23.82	106.55	12.98	106.55	NM	NA	NA	NM
HBOS	Heritage Financial Group Inc	9.06	8.78	0.87	9.37	0.79	8.43	0.96	78.43	12.58	118.21	10.71	122.37	24.31	0.24	1.50	34.33
HFFC	HF Financial Corp	7.79	7.43	0.48	6.06	0.45	5.64	1.81	47.44	16.01	97.13	7.56	102.24	13.98	0.28	1.48	4.67
HIFS	Hingham Instit. for Savings	7.61	7.61	1.07	13.52	1.07	13.52	NA	NA	12.26	158.83	12.09	158.83	17.20	0.45	3.35	53.57
HMNF	HMN Financial Inc	13.21	13.21	4.55	42.22	NA	NA	NA	NA	2.09	88.45	8.48	88.45	12.26	1.08	1.40	21.34
HBCP	Home Bancorp Inc.	14.42	NA	0.76	5.14	0.75	5.09	2.19	34.41	19.03	100.90	14.55	NA	NA	0.00	0.00	NM
HFBL	Home Fedl Bncp Inc. LA	14.46	14.46	0.94	6.18	0.93	6.12	NA	639.78	14.64	97.25	14.06	97.25	19.24	NA	NA	NM
HMST	HomeStreet Inc	8.67	8.28	0.88	9.56	0.94	10.28	4.00	21.77	11.42	102.35	8.88	107.64	14.77	0.24	1.34	19.67
HTBI	HomeTrust Bancshares Inc	21.98	NA	0.73	3.21	0.77	3.40	4.97	38.14	25.92	85.91	18.88	NA	10.62	0.44	0.00	27.33
IROQ	IF Bancorp Inc	13.89	13.89	0.64	4.22	0.63	4.18	0.97	74.32	19.52	92.62	12.87	92.62	24.41	NA	NA	NM
JXSB	Jacksonville Bancorp	12.91	12.16	1.02	7.52	0.85	6.27	NA	NA	12.66	97.55	12.59	104.48	19.70	0.10	0.61	11.90
LPSB	LaPorte Bancorp Inc	15.25	NA	0.83	4.81	0.73	4.25	NA	NA	15.84	80.60	12.29	NA	15.19	0.32	1.46	17.63
LABC	Louisiana Bancorp Inc	18.29	18.29	0.86	4.81	0.80	4.47	NA	NA	17.91	91.92	16.82	91.92	17.93	0.16	1.46	23.19
LSBI	LSB Financial Corp.	11.33	11.33	0.75	6.85	0.75	6.85	1.51	123.45	17.02	113.46	12.85	113.46	19.29	0.20	1.08	4.85
MCBK	Madison County Financial Inc	22.89	22.56	1.07	4.97	NA	NA	0.14	NM	NA	86.10	19.71	87.72	17.02	0.28	0.96	11.05
MLVF	Malvern Bancorp Inc	12.56	12.56	-2.99	-21.51	-2.88	-20.74	1.18	106.39	NM	93.52	11.75	93.52	NA	0.28	1.64	NA
CASH	Meta Financial Group Inc	7.89	7.77	0.81	9.96	0.81	9.85	0.31	78.72	16.28	170.99	13.50	173.95	NM	0.11	0.00	NM
NASB	NASB Financial Inc	16.25	16.09	1.83	11.13	1.85	11.25	5.86	36.30	9.39	104.33	16.96	105.57	16.50	0.52	1.30	21.14
NVSL	Naugatuck Valley Finl	12.20	12.20	-2.33	-18.33	-2.33	-18.33	3.69	63.49	NM	85.40	10.42	85.40	9.29	0.90	0.00	22.14
NHTB	New Hampshire Thrift Bncshrs	10.49	6.94	0.67	6.34	0.67	6.34	NA	NA	13.60	98.27	8.87	172.59	NM	0.00	0.00	NM
NYCB	New York Community Bancorp	12.29	7.42	1.07	8.46	1.06	8.40	NA	NA	14.58	121.05	14.87	211.46	13.61	0.52	3.44	46.85
NFBK	Northfield Bancorp Inc.	26.50	NA	0.70	2.70	NA	NA	1.65	59.23	36.79	101.19	26.81	NA	14.69	1.00	6.35	92.59
NWBI	Northwest Bancshares, Inc	14.71	12.75	0.84	5.88	0.81	5.64	2.23	45.30	19.55	115.95	17.06	136.80	NA	0.24	1.92	144.12
OBAF	OBA Financial Services Inc	18.76	18.76	0.28	1.49	0.28	1.49	1.30	69.92	67.86	106.09	19.90	106.09	20.38	0.52	3.64	100.00
OSHC	Ocean Shore Holding Co.	10.41	9.95	0.51	5.04	NA	NA	NA	NA	17.22	90.66	9.44	95.39	67.86	NA	NA	NM
OCFC	OceanFirst Financial Corp.	9.53	9.53	0.71	7.51	0.85	8.99	3.16	31.32	18.31	141.06	13.44	141.06	NA	0.24	1.72	29.63
OABC	OmniAmerican Bancorp Inc	14.24	14.24	0.46	2.90	0.36	2.25	1.13	44.63	39.66	123.42	17.58	123.42	15.28	0.48	2.76	50.53
ONFC	Oneida Financial Corp.	12.22	8.96	0.86	6.59	0.91	7.05	NA	NA	14.18	95.67	11.68	135.36	50.91	0.20	0.90	8.93
ORIT	Oritani Financial Corp	17.67	17.67	1.49	8.07	1.45	7.88	0.88	139.90	16.12	137.52	24.29	137.52	13.38	0.48	3.89	55.17
PEOP	Peoples Federal Bancshares Inc	17.88	17.88	0.37	2.01	0.37	2.01	0.47	144.93	51.66	110.55	19.76	110.55	16.51	0.70	4.48	97.94
PBCT	People's United Financial Inc.	13.72	7.81	0.75	4.89	0.81	5.26	NA	NA	19.14	95.41	13.09	179.03	51.66	0.16	0.88	117.14

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of February 14, 2014

	Key Financial Ratios						Asset Quality Ratios		Pricing Ratios					Dividend Data (6)		
			Reported Earnings		Core Earnings											
	Equity/ Assets (%)	Tang Equity/ Assets(4) (%)	ROA(5) (%)	ROE(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs/ Assets (%)	Rsvs/ NPLs (%)	Price/ Earnings (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang Book (%)	Price/ Core Earnings (x)	Div/ Share ($)	Dividend Yield (%)	Payout Ratio (7) (%)
PBSK Poage Bankshares inc	19.90	19.90	0.70	3.62	0.54	2.80	0.38	277.02	20.14	80.44	16.01	80.44	26.09	0.20	1.44	26.09
PBCP Polonia Bncp Inc	14.27	14.27	-0.18	-1.21	-0.18	-1.21	NA	NA	NM	81.88	11.69	81.88	NM	NA	NA	NM
PROV Provident Financial Holdings	13.44	13.44	1.11	8.44	1.11	8.44	1.84	62.99	12.21	97.84	13.15	97.84	12.21	0.40	2.64	29.84
PFS Provident Financial Services	13.50	NA	0.97	7.08	0.95	6.95	NA	NA	13.47	98.23	13.26	NA	13.73	0.60	3.62	47.15
PBIP Prudential Bancorp Inc	24.84	24.84	0.36	2.40	0.25	1.69	1.30	36.70	52.55	76.44	18.99	76.44	74.45	0.00	0.00	NM
PULB Pulaski Financial Corp	9.04	8.76	0.72	7.58	0.72	7.59	4.33	35.13	14.74	114.14	8.90	118.86	14.76	0.38	3.68	54.29
RVSB Riverview Bancorp Inc	10.15	7.20	0.56	5.42	0.55	5.44	4.48	58.35	17.25	95.40	9.64	139.29	17.44	0.00	0.00	NM
SVBI Severn Bancorp Inc	10.35	10.31	-3.03	-25.00	-3.02	-24.91	6.82	25.74	NM	79.82	5.80	80.30	NA	0.00	0.00	NM
SIFI SI Financial Group Inc	11.16	9.82	-0.12	-0.87	0.13	0.99	1.11	46.40	NM	98.28	10.97	113.38	79.28	0.12	1.02	NM
SMPL Simplicity Bancorp Inc	16.50	16.12	0.72	4.28	0.72	4.28	2.50	23.92	20.49	91.54	15.11	94.17	20.48	0.32	1.95	40.00
SPBC SP Bancorp Inc	10.80	10.80	0.48	4.28	0.48	4.31	1.39	54.92	21.54	96.11	10.38	96.11	21.39	NA	NA	NM
SIBC State Investors Bancorp Inc	16.07	16.07	0.20	1.19	0.20	1.19	NA	NA	NM	89.14	14.32	89.14	77.50	NA	NA	NM
TBNK Territorial Bancorp Inc	13.12	NA	0.93	6.73	0.79	5.70	NA	NA	14.99	105.80	13.88	NA	17.70	0.56	2.51	42.95
THRD TF Financial Corp	11.22	NA	0.85	7.40	0.81	7.07	NA	NA	13.21	100.93	11.33	NA	13.82	0.48	1.60	16.30
TSBK Timberland Bancorp Inc	10.86	10.16	0.63	5.19	0.61	5.00	6.45	33.16	19.70	100.07	10.87	107.90	22.04	0.16	1.42	22.81
TRST TrustCo Bank Corp NY	8.00	7.99	0.90	11.15	0.88	10.86	NA	NA	15.55	171.27	13.71	171.53	15.97	0.26	4.00	62.20
UCBA United Community Bancorp	14.49	13.96	0.52	3.77	0.48	3.47	3.98	27.42	19.64	76.33	11.06	79.70	21.29	0.24	2.18	75.00
UCFC United Community Finl Corp	10.44	10.43	0.57	5.62	0.44	4.34	3.43	41.25	34.80	95.34	9.95	95.43	92.81	0.00	0.00	NM
WSBF Waterstone Financial Inc	13.32	13.29	1.88	15.08	1.87	14.99	6.63	29.85	11.75	171.32	22.82	171.81	11.82	NA	NA	NM
WAYN Wayne Savings Bancshares	9.40	9.01	0.51	5.24	0.53	5.40	NA	NA	15.28	81.13	7.62	85.00	14.85	0.32	2.91	43.06
WEBK Wellesley Bancorp	10.20	10.20	0.55	5.09	0.54	4.94	NA	NA	19.07	97.06	9.90	97.06	19.66	NA	NA	NM
WBB Westbury Bancorp Inc	16.94	16.94	0.03	0.21	0.09	0.60	1.87	42.55	NA	80.40	13.62	80.40	NA	NA	NA	NA
WFD Westfield Financial Inc	12.07	12.07	0.53	4.04	0.34	2.60	NA	NA	22.15	98.43	11.88	98.43	34.33	0.24	3.19	85.29
WBKC Wolverine Bancorp Inc	21.66	21.66	0.60	2.73	0.60	2.73	3.59	77.27	30.53	83.91	18.17	83.91	30.53	NA	NA	55.56
WSFS WSFS Financial Corp	8.48	7.69	1.07	11.60	0.97	10.42	1.06	95.29	13.85	162.76	13.81	181.20	15.48	0.48	0.68	9.49
WVFC WVS Financial Corp	10.28	10.28	0.29	2.55	0.28	2.50	NA	NA	31.58	76.48	7.86	76.48	32.15	0.16	1.33	42.11
Mutual Holding Companies																
BNCL Beneficial Mutual Bncp (MHC)	13.42	10.89	0.27	2.01	0.27	2.04	NA	NA	68.76	NA	NA	NA	67.69	NA	NA	NM
CSBK Clifton Svgs Bncp Inc (MHC)	17.42	17.42	0.61	3.42	0.58	3.23	NA	NA	52.16	180.28	31.41	180.28	55.43	0.24	1.84	72.00
GCBC Greene County Bncp Inc (MHC)	8.95	8.95	1.01	11.39	1.01	11.39	1.32	89.20	16.90	183.92	16.46	183.92	16.90	0.70	2.74	46.36
ISBC Investors Bancorp Inc (MHC)	8.54	NA	0.83	10.00	0.87	10.44	0.95	124.21	25.62	268.53	22.93	NA	24.54	0.20	0.77	19.80
KRNY Kearny Financial Corp (MHC)	14.25	11.28	0.30	1.95	0.29	1.84	NA	NA	NM	166.86	23.78	218.05	82.54	0.00	0.00	NM
KFFB Kentucky First Federal (MHC)	21.18	17.39	0.76	3.76	0.76	3.76	2.63	21.64	30.17	111.95	23.71	142.89	30.17	0.40	4.57	137.93
LSBK Lake Shore Bancorp Inc (MHC)	13.54	13.54	0.77	5.65	0.77	5.63	NA	NA	19.22	112.90	15.28	112.90	19.30	0.28	2.24	53.85
MGYR Magyar Bancorp Inc (MHC)	8.47	8.47	0.02	0.25	0.01	0.12	NA	NA	NM	97.99	8.30	97.99	NM	NA	NA	NM
EBSB Meridian Interstate Bncp (MHC)	9.29	8.83	0.62	6.39	0.37	3.79	NA	NA	33.80	211.31	19.63	223.59	56.90	NA	NA	NM
MSBF MSB Financial Corp (MHC)	11.57	11.57	0.22	1.98	0.22	1.98	6.21	17.56	50.00	99.80	11.55	99.80	50.00	0.00	0.00	NM
NECB NorthEast Community Bncp (MHC)	24.16	23.96	-0.24	-1.01	-0.15	-0.61	5.07	22.13	NM	87.98	21.25	88.92	NM	0.12	1.65	NM
OFED Oconee Federal Financial Corp	20.91	20.91	1.04	4.98	1.00	4.76	0.90	32.92	26.42	135.19	28.27	135.19	27.68	0.40	2.29	60.61
PBHC Pathfinder Bancorp Inc (MHC)	8.48	7.78	0.48	5.85	NA	NA	NA	NA	15.17	NA	NA	NA	NA	0.12	0.83	12.63
PSBH PSB Holdings Inc (MHC)	11.05	9.67	0.25	2.24	0.27	2.45	NA	NA	35.56	83.38	9.22	96.82	32.54	0.16	0.00	NM
TFSL TFS Financial Corp (MHC)	16.36	16.29	0.54	3.29	NA	NA	2.47	32.92	60.89	190.80	31.22	191.80	NA	0.00	0.00	NM

(1) Average of High/Low or Bid/Ask price per share
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) For MHC institutions market value reflects share price multiplied by public (non-MHC) shares

Source: SNL Financial, LC and RP® Financial, LC calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information

EXHIBIT IV-2
First Northwest Bancorp
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	Quarter 2	12880.1	1362.2	2935.1	511.6	257.3
	Quarter 3	13437.1	1440.7	3116.2	557.6	276.8
	Quarter 4	13104.1	1426.2	3019.5	565.8	292.7
2013:	Quarter 1	14578.5	1569.2	3267.5	602.3	318.9
	Quarter 2	14909.6	1606.3	3403.3	625.3	346.7
	Quarter 3	15129.7	1681.5	3771.5	650.8	354.4
	Quarter 4	16576.7	1848.4	4176.6	706.5	394.4
As of February 14, 2014		16154.4	1838.6	4244.0	685.1	392.4

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3
First Northwest Bancorp
Historical Thrift Stock Indices

Index Values

Industry: Savings Bank/Thrift/Mutual
Geography: United States and Canada

	Close	Last Update	Change (%) 1 Day	1 Week	MTD	QTD	YTD	1 Year	3 Years	Price / Earnings (x)
SNL Custom Indexes**										
SNL Banking Indexes										
SNL U.S. Bank and Thrift	375.91	2/14/2014	0.22	1.45	2.13	(0.60)	(0.60)	24.13	25.61	14.5
SNL U.S. Thrift	685.12	2/14/2014	0.56	1.76	(0.06)	(3.02)	(3.02)	16.25	14.02	19.2
SNL TARP Participants	72.64	2/14/2014	(0.09)	1.77	2.29	(7.11)	(7.11)	7.20	12.93	5.7
S&P 500 Bank	212.27	2/14/2014	0.62	1.69	2.00	1.47	1.47	27.32	32.79	NA
NASDAQ Bank	2,519.59	2/14/2014	0.55	2.33	1.08	(3.17)	(3.17)	24.81	33.37	NA
S&P 500 Thrifts & Mortgage Finance	4.06	2/14/2014	0.90	1.04	1.06	(4.10)	(4.10)	8.34	(6.97)	NA
SNL Asset Size Indexes										
SNL U.S. Thrift < $250M	891.29	2/14/2014	0.20	(2.69)	(3.62)	(5.93)	(5.93)	3.57	14.49	NA
SNL U.S. Thrift $250M-$500M	3,987.93	2/14/2014	0.19	0.67	1.01	1.05	1.05	15.84	42.85	20.7
SNL U.S. Thrift < $500M	1,361.96	2/14/2014	0.19	0.64	0.97	0.86	0.86	15.16	40.79	20.7
SNL U.S. Thrift $500M-$1B	1,700.70	2/14/2014	(0.24)	1.29	1.24	2.22	2.22	13.49	33.26	17.0
SNL U.S. Thrift $1B-$5B	2,182.88	2/14/2014	0.03	2.01	(0.29)	(1.97)	(1.97)	18.69	39.22	18.9
SNL U.S. Thrift $5B-$10B	794.45	2/14/2014	0.39	1.82	0.47	(3.62)	(3.62)	9.62	8.61	16.8
SNL U.S. Thrift > $10B	138.64	2/14/2014	0.96	1.73	(0.24)	(4.08)	(4.08)	16.41	1.20	20.0
SNL Market Cap Indexes										
SNL Micro Cap U.S. Thrift	682.09	2/14/2014	(0.03)	1.04	0.46	0.26	0.26	13.41	46.84	17.1
SNL Micro Cap U.S. Bank & Thrift	467.53	2/14/2014	0.10	1.08	0.51	1.43	1.43	18.87	45.52	14.5
SNL Small Cap U.S. Thrift	488.59	2/14/2014	0.06	2.01	(0.34)	(3.49)	(3.49)	19.32	22.25	17.5
SNL Small Cap U.S. Bank & Thrift	422.92	2/14/2014	0.26	2.44	0.21	(4.80)	(4.80)	22.13	32.35	16.8
SNL Mid Cap U.S. Thrift	267.79	2/14/2014	0.83	1.61	0.67	(2.79)	(2.79)	17.18	14.60	21.6
SNL Mid Cap U.S. Bank & Thrift	290.69	2/14/2014	0.58	2.15	0.73	(5.05)	(5.05)	23.87	25.32	18.3
SNL Large Cap U.S. Thrift	142.03	2/14/2014	1.03	2.61	(2.72)	(6.39)	(6.39)	10.17	(20.53)	14.6
SNL Large Cap U.S. Bank & Thrift	248.41	2/14/2014	0.17	1.29	2.46	0.30	0.30	24.31	24.31	13.9
SNL Geographic Indexes										
SNL Mid-Atlantic U.S. Thrift	2,767.29	2/14/2014	0.58	2.04	(0.11)	(3.41)	(3.41)	17.90	4.98	19.4
SNL Midwest U.S. Thrift	2,115.22	2/14/2014	0.22	0.71	0.63	(1.57)	(1.57)	14.01	19.72	17.2
SNL New England U.S. Thrift	1,876.76	2/14/2014	0.92	1.30	(0.04)	(4.96)	(4.96)	9.95	11.53	20.3
SNL Southeast U.S. Thrift	328.38	2/14/2014	0.88	2.48	(2.24)	(4.29)	(4.29)	11.46	41.09	18.6
SNL Southwest U.S. Thrift	523.12	2/14/2014	(1.24)	1.48	(0.07)	3.78	3.78	(3.69)	39.47	18.4
SNL Western U.S. Thrift	95.92	2/14/2014	0.45	3.17	1.03	2.68	2.68	38.25	66.44	19.5
SNL Stock Exchange Indexes										
SNL U.S. Thrift NYSE	131.15	2/14/2014	0.96	2.56	(2.06)	(5.80)	(5.80)	18.82	(2.31)	14.7
SNL U.S. Thrift NASDAQ	1,871.04	2/14/2014	0.42	1.47	0.67	(2.00)	(2.00)	15.28	20.43	21.3
SNL U.S. Thrift Pink	197.39	2/14/2014	0.20	0.24	0.38	1.34	1.34	15.03	33.36	14.5
SNL Other Indexes										
SNL U.S. Thrift MHCs	4,139.20	2/14/2014	0.51	1.36	1.15	(0.02)	(0.02)	23.78	42.29	26.3
Broad Market Indexes										
DJIA	16,154.39	2/14/2014	0.79	2.28	2.90	(2.55)	(2.55)	15.61	31.68	NA
S&P 500	1,838.63	2/14/2014	0.48	2.32	3.14	(0.53)	(0.53)	20.85	38.00	NA

Index Values

S&P Mid-Cap	1,346.86	2/14/2014	0.39	2.94	2.57	0.32	0.32	20.57	38.23	NA
S&P Small-Cap	648.62	2/14/2014	0.17	2.67	1.42	(2.54)	(2.54)	25.40	48.29	NA
S&P 500 Financials	291.21	2/14/2014	0.15	1.58	2.64	(1.19)	(1.19)	21.32	26.58	NA
SNL All Financial Institutions	642.33	2/14/2014	0.26	1.73	1.99	(2.58)	(2.58)	24.60	32.50	14.8
MSCI US IMI Financials	1,083.08	2/14/2014	0.16	1.74	2.37	(0.90)	(0.90)	18.58	25.07	NA
NASDAQ	4,244.03	2/14/2014	0.08	2.86	3.42	1.61	1.61	32.68	50.65	NA
NASDAQ Finl	2,991.42	2/14/2014	0.23	2.43	1.99	(2.57)	(2.57)	21.28	30.12	NA
NASDAQ OMX Govt Relief	1,246.06	2/14/2014	0.00	0.00	0.00	0.00	0.00	0.00	(6.27)	NA
NYSE	10,282.54	2/14/2014	0.53	2.26	3.16	(1.13)	(1.13)	14.85	22.34	NA
Russell 1000	1,028.01	2/14/2014	0.45	2.39	3.16	(0.23)	(0.23)	21.65	38.98	NA
Russell 2000	1,149.21	2/14/2014	0.12	2.92	1.62	(1.24)	(1.24)	24.41	39.15	NA
Russell 3000	1,104.86	2/14/2014	0.43	2.43	3.04	(0.31)	(0.31)	21.87	38.97	NA
S&P TSX Composite	14,054.76	2/14/2014	0.38	1.95	2.63	3.18	3.18	10.48	1.04	NA
MSCI AC World (USD)	404.18	2/14/2014	0.50	2.35	3.13	(1.07)	(1.07)	13.43	17.76	NA
MSCI World (USD)	1,650.12	2/14/2014	0.42	2.38	3.23	(0.66)	(0.66)	16.90	22.70	NA

Intraday data is available for certain exchanges. In all cases, the data is at least 15 minutes delayed.

** - Non-publicly traded institutions and institutions outside of your current subscription are not included in custom indexes. Custom indexes including foreign institutions do not take into account currency translations. Data is as of the previous close.

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportional to that institution's market capitalization.

Source: MSCI. MSCI makes no express or implied warranties or representations and shall have no liability whatsoever with respect to any MSCI data contained herein. The MSCI data may not be further redistributed or used as a basis for other indices or any securities or financial products.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR   Midwest: IA, IN, IL, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI

New England: CT, ME, MA, NH, RI, VT   Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV

Southwest: CO, LA, NM, OK, TX, UT   West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
First Northwest Bancorp
Market Area Acquisition Activity

RP® Financial, LC.

Exhibit IV-4
Washington Thrift Acquisitions 2000-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
7/2/2007	2/1/2008	Washington Federal Inc.	WA	First Mutual Bancshares Inc.	WA	1,056,847	6.85	6.85	1.01	16.36	0.19	493.34	189.8	27.05	250.0	250.0	17.01	17.96	21.09
6/4/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	7.29	1.03	11.16	0.14	689.66	169.6	27.16	207.8	272.7	19.26	20.04	23.25
2/12/2006	7/5/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	10.22	2.58	24.67	0.00	NA	63.8	NA	143.4	143.4	7.41	14.65	12.51
6/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group Inc.	WA	770,072	11.76	11.76	0.96	7.63	0.56	227.69	195.0	25.60	194.7	194.7	26.95	25.32	23.09
5/19/2003	8/31/2003	Washington Federal Inc.	WA	United S&L Bank	WA	311,446	13.43	13.43	1.10	8.36	0.50	131.91	65.0	1,595.09	155.4	155.4	19.36	20.87	10.98
				Averages:		684,004	10.32	9.91	1.33	13.63	0.28	385.65	136.6	418.73	190.24	203.22	18.00	19.77	18.18
				Medians:		770,072	10.22	10.22	1.03	11.16	0.19	360.51	169.6	27.10	194.69	194.69	19.26	20.04	21.09

Source: SNL Financial, LC.

Exhibit IV-5
First Northwest Bancorp
Director and Senior Management Summary Resumes

Directors:

Stephen E. Oliver is an attorney with over 30 years of experience in the areas of banking, real estate development, environmental and municipal law. Currently, he owns the legal consulting firm, S.E. Oliver, Inc., which he started in 2010. Prior to starting his consulting firm, Mr. Oliver was a stockholder in the Platt Irwin Law Firm (which serves as general counsel to First Federal), beginning his affiliation in 1978 and serving as President from 1991 through 2009. Mr. Oliver is President of the Board of Directors of the Northwest Maritime Center, Port Townsend, Washington, and a member and past president of the Board of Directors of the Olympic Medical Center Foundation, Port Angeles, Washington.

David A. Blake is the Operations Manager and a partner at Blake Tile and Stone, an aggregates and crushed rock producer located in Sequim, Washington. He also served as the Chief Executive Officer of Blake Tile and Stone, a retail masonry, tile and stone business from 1980 to 2010, and has been affiliated with both companies since 1969. Mr. Blake is a member of the Board of Directors of the Albert Haller Foundation and served on the Sequim School District Board of Directors for 31 years.

Richard G. Kott retired as president and owner of Atlas Trucking Inc. located in Port Angeles, Washington, in 2003, selling the company which he operated for 22 years. He began a phased retirement in 2001 when he and a partner sold Atlas Columbia Warehouse Inc., located in Tacoma, Washington, a company which they started in 1986. The two companies provided transportation, warehousing and nationwide distribution and export services for the pulp, paper and lumber industries. They employed about 50 people, operating profitably for the years he was an owner. Prior to this, Mr. Kott spent 24 years in the pulp and paper industry working in technical, engineering and operating positions. He served as resident manager for major integrated paper mills in Washington, Oregon and Louisiana owned by Crown Zellerbach Corporation. For a number of years he also successfully ran his own consulting business in the pulp and paper industry. Mr. Kott is a chemical engineer and former Fulbright Scholar. In retirement, he continues serving as a director of Lumber Traders Inc. and its affiliated corporations. He also assists with local charities serving youth activities and education on the Olympic Peninsula.

Lloyd J. Eisenman is retired after a 39-year career in accounting and finance. Prior to his retirement, he served as the Chief Financial Officer of First Federal from 1998 until 2005, and had been employed by First Federal since 1973. Mr. Eisenman began his career as a Certified Public Accountant, working in public accounting for seven years and he possesses an active CPA license with the Tennessee State Board of Accountancy. He is also a member of the American Institute of Certified Public Accountants. His career has given him a wealth of expertise, particularly in the areas of risk management and financial reporting. Mr. Eisenman is a past President of the Kiwanis Club of Port Angeles and also served as a Lt. Governor of the Pacific Northwest District of Kiwanis International. He is currently a board member of the Olympic Peninsula Chapter of The American Red Cross. He is a past director of the Feiro Marine Life Center and is a member of the Chamber of Commerce of Port Angeles.

Cindy H. Finnie retired in 2011 from Allstate Insurance Company after 38 years of leadership experience. Her range of responsibilities included property and casualty underwriting, sales management, business development, agency management, financial management and developing insurance agencies. Ms. Finnie was also responsible for introducing and developing the financial services market in her area. Ms. Finnie is the co-owner and President of Rainshadow Properties, Inc., a boutique hotel and property management company that she co-founded in 1995. Ms. Finnie is also a director and past president of the Centrum Foundation, past Chair of the Washington State Arts Commission, Chair of the Fort Worden Public Development Authority, a former director of the Jefferson County Community Foundation and a member of the City of Port Townsend Lodging Tax Advisory Committee.

Exhibit IV-5 (continued)
First Northwest Bancorp
Director and Senior Management Summary Resumes

David T. Flodstrom, P.E. is retired after a 36-year career in municipal management and industrial relations. During his career, he served as the City Engineer for Port Angeles for five years, the Port Angeles City Manager for ten years and worked in industrial relations and human resources for private industries for fifteen years. Mr. Flodstrom's career has provided him with expertise in management, human resources and governance. Mr. Flodstrom is the past president of Nor' Western Rotary Club, served as a member of the Olympic Medical Foundation board, currently is a Commissioner of the Peninsula Housing Authority, past board member of the Washington Business Association, and has spent over 30 years as a coach and umpire for youth baseball clubs.

Laurence J. Hueth was elected President and Chief Executive Officer on March 26, 2013 after serving in an interim capacity following management changes in December 2012. Mr. Hueth joined First Federal in 2008 and was promoted to Senior Vice President, Chief Financial Officer in March 2009. In subsequent years he assumed responsibility for operational and risk areas adding the title of Chief Operating Officer in March 2012. Mr. Hueth has over 25 years of progressively responsible experience in finance and risk management areas within the banking industry. Prior to joining First Federal, Mr. Hueth was employed for 15 years at PFF Bank & Trust located in Pomona, California where he held positions in finance, treasury and risk management, including serving as Vice President, Operational Risk Manager and Bank Treasurer from 2005 until November 2008. Mr. Hueth is active with numerous charitable and civic organizations in Clallam and Jefferson counties.

Jennifer Zaccardo is Treasurer and Tax Partner of Baker, Overby & Moore Inc., P.S, a public accounting firm with which she has been affiliated since 1983. She is a Certified Public Accountant with particular expertise in the timber industry and small business financial reporting and taxation, and is a member of the Washington Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Ms. Zaccardo is a past president and treasurer of the Peninsula College Foundation Board of Governors and served on the Quillayute Valley School Board of Directors for 10 years.

Norman J. Tonina, Jr. is Advisor to the President and Business Management Team at Grameen Foundation, a position he has held since November 2013. He has been employed by the Grameen Foundation since 2010, having previously served as Vice President of Organization Effectiveness and Chief Human Resources Officer. He also serves as a member of Grameen Foundation Executive Committee. Prior to his retirement from Microsoft in 2008, Mr. Tonina's experience included various Human Resources and Finance positions where he directed major strategic global HR initiatives and was responsible for HR strategy development. Mr. Tonina graduated from the premier global Human Resources Executive Program at the University of Michigan. He also earned a Bachelor of Science Degree in Business Administration from Northeastern University and a Master's Degree in Organizational Psychology from Antioch University. Mr. Tonina is Treasurer of the Fort Worden Public Development Authority and the Pacific Northwest Strategic Human Resources Forum, serves on the Magnuson Park Community Center Advisory Board, and volunteers for various school and youth sports activities.

Craig Curtis is an architect and has worked at The Miller Hull Partnership for twenty-five years where he has been a partner since 1994. Miller Hull is a 65 person architectural firm with offices in Seattle and San Diego. Mr. Curtis' role in the firm is Design Leader, and has been responsible for leading numerous projects across the country, including the Land Port of Entry in San Diego, California, and the Bullitt Center in Seattle, Washington. Mr. Curtis has degrees in Architecture and Construction Management from Washington state University, and currently chairs the External Advisers board for the Washington State University Center for Environmental Research and Education Outreach. A resident of Kitsap County for 22 years, Mr. Curtis has served on committees for the North Kitsap School District and the Suquamish Community Advisory Board.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit IV-6
First Northwest Bancorp
Pro Forma Regulatory Capital Ratios

	December 31, 2013		Pro Forma at December 31, 2013							
			7,650,000 Shares Sold at $10.00 per Share (Minimum of Range)		9,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		10,350,000 Shares Sold at $10.00 per Share (Maximum of Range)		11,902,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
					(Dollars in thousands)					
Equity capital under generally accepted accounting principles ("GAAP")	$ 79,292	10.09 %	$ 106,114	12.95 %	$ 111,053	13.45 %	$ 115,992	13.95 %	$ 121,671	14.51 %
Tier I leverage	$ 78,520	10.00 %	$ 105,342	12.87 %	110,281	13.37 %	$ 115,220	13.87 %	$ 120,899	14.43 %
Requirement	31,407	4.00	32,743	4.00	32,987	4.00	33,231	4.00	33,512	4.00
Excess	$ 47,113	6.00 %	$ 72,599	8.87 %	$ 77,294	9.37 %	$ 81,989	9.87 %	$ 87,387	10.43 %
Tier I risk-based	$ 78,520	19.05 %	$ 105,342	25.15 %	$ 110,281	26.26 %	$ 115,220	27.35 %	$ 120,899	28.61 %
Requirement	16,485	4.00	16,752	4.00	16,801	4.00	16,850	4.00	16,906	4.00
Excess	$ 62,035	15.05 %	$ 88,590	21.15 %	$ 93,480	22.26 %	$ 98,370	23.35 %	$ 103,993	24.61 %
Total risk-based	$ 83,707	20.31 %	$ 110,529	26.39 %	$ 115,468	27.49 %	$ 120,407	28.58 %	$ 126,086	29.83 %
Risk-based requirement	32,969	8.00	33,504	8.00	33,601	8.00	33,699	8.00	33,811	8.00
Excess	$ 50,738	12.31 %	$ 77,025	18.39 %	$ 81,867	19.49 %	$ 86,708	20.58 %	$ 92,275	21.83 %
Reconciliation of capital infused into First Federal:										
Net proceeds infused			$ 37,089		$ 43,777		$ 50,465		$ 58,157	
Less:										
Common stock acquired by employee stock ownership plan			(6,578)		(7,744)		(8,910)		(10,252)	
Common stock acquired for restricted stock awards			(3,289)		(3,872)		(4,455)		(5,126)	
Cash contribution to First Federal Community Foundation			(400)		(400)		(400)		(400)	
Pro forma increase in GAAP and regulatory capital			$ 26,822		$ 31,761		$ 36,700		$ 42,379	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit IV-6 (continued)
First Northwest Bancorp
Pro Forma Regulatory Capital Ratios

First Northwest Bancorp Capital Requirements

	December 31, 2013		Pro Forma at December 31, 2013							
			7,650,000 shares Sold at $10.00 per Share (Minimum of Range)		9,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		10,350,000 Shares Sold at $10.00 per Share (Maximum of Range)		11,902,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets[1]	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in thousands)					
Equity capital under generally accepted accounting principles ("GAAP")	$ 79,292	10.09 %	$ 145,283	17.05 %	$ 157,278	18.20 %	$ 169,273	19.32 %	$ 183,066	20.57 %
Tier I leverage	$ 78,520	10.00 %	$ 144,511	16.98 %	$ 156,506	18.13 %	$ 168,501	19.25 %	$ 182,294	20.51 %
Requirement	31,407	4.00	34,047	4.00	34,526	4.00	35,006	4.00	35,558	4.00
Excess	$ 47,113	6.00 %	$ 110,465	12.98 %	$ 121,980	14.13 %	$ 133,494	15.25 %	$ 146,737	16.51 %
Tier I risk-based	$ 78,520	19.05 %	$ 144,511	33.98 %	$ 156,506	36.59 %	$ 168,501	39.18 %	$ 182,294	42.11 %
Requirement	16,485	4.00	17,013	4.00	17,109	4.00	17,204	4.00	17,315	4.00
Excess	$ 62,035	15.05 %	$ 127,499	29.98 %	$ 139,397	32.59 %	$ 151,296	35.18 %	$ 164,979	38.11 %
Total risk-based	$ 83,707	20.31 %	$ 149,698	32.50 %	$ 161,693	37.80 %	$ 173,688	40.38 %	$ 187,481	43.31 %
Risk-based requirement	32,969	8.00	34,025	8.00	34,217	8.00	34,409	8.00	34,630	8.00
Excess	$ 50,738	12.31 %	$ 115,673	27.20 %	$ 127,476	29.80 %	$ 139,280	32.38 %	$ 152,851	35.31 %

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
First Northwest Bancorp
Prices as of February 14, 2014

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	39.92 x	15.20x	16.01x	17.42x	16.28x
Price-core earnings multiple	=	P/CE	39.19 x	16.06x	17.20x	18.14x	17.20x
Price-book ratio	=	P/B	61.55%	89.96%	89.89%	104.92%	96.11%
Price-tangible book ratio	=	P/TB	61.55%	101.53%	98.58%	113.87%	102.39%
Price-assets ratio	=	P/A	11.20%	11.05%	10.45%	13.36%	12.34%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,909,000	(12 Mths 12/13)
Pre-Conversion Core Earnings (YC)	$2,953,880	(12 Mths 12/13)
Pre-Conversion Book Value (B)	$79,292,000	
Pre-Conv. Tang. Book Value (B)	$79,285,000	
Pre-Conversion Assets (A)	$786,025,000	
Reinvestment Rate (5 Yr. T-Note, 12/31/2013)(R)	1.75%	
Tax rate (TAX)	34.00%	
After Tax Reinvest. Rate (R)	1.16%	
Est. Conversion Expenses (1)(X)	2.72%	(1)
Insider Purchases	$1,150,000	
Price/Share	$10.00	
Foundation Cash Contribution (FC)	$ 400,000	
Foundation Stock Contribution (FS)	$ 6,800,000	
Foundation Tax Benefit (FT)	$ 2,448,000	

	% of Offering + Foundation	% of Offering	
ESOP Stock (% of Offering) (E)	8.00%	8.60%	
Cost of ESOP Borrowings (S)		0.00%	
ESOP Amortization (T)		20.00	Years
RRP (% of Offering) (M)	4.00%	4.30%	
RRP Vesting (N)		5.00	Years
Fixed Expenses		$1,635,000	
Marketing Firm Commission Rate		1.00%	
Percentage Sold (PCT)		100.00%	
MHC net assets		$0	
Options as (% of Offering) (O1)	10.00%	10.76%	
Estimated Option Value (O2)		33.30%	
Option Vesting Period (O3)		5.00	Years
% of Options taxable (O4)		25.00%	

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $96,800,000

2. $$V=\frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $96,800,000

3. $$V=\frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $96,800,000

4. $$V=\frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $96,800,000

5. $$V=\frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $96,800,000

Shares

Conclusion	MHC Shares	Offering Shares	Fully Converted Shares	Plus: Foundation Shares	Total Market Capitalization Shares
Supermaximum	0	11,902,500	11,902,500	912,200	12,814,700
Maximum	0	10,350,000	10,350,000	788,000	11,138,000
Midpoint	0	9,000,000	9,000,000	680,000	9,680,000
Minimum	0	7,650,000	7,650,000	572,000	8,222,000

Market Value

Conclusion	Per Share Offer Price	MHC Shares Value	Offering Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$ 10.00	$0	$119,025,000	$119,025,000	$9,122,000	$128,147,000
Maximum	$ 10.00	$0	$103,500,000	$103,500,000	7,880,000	$111,380,000
Midpoint	$ 10.00	$0	$90,000,000	$90,000,000	6,800,000	$96,800,000
Minimum	$ 10.00	$0	$76,500,000	$76,500,000	5,720,000	$82,220,000

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$	82,220,000
Offering proceeds	$	76,500,000
Less: Estimated Offering Expenses	$	2,322,724
Net Offering Proceeds	$	74,177,276

2. Estimated Additional Income from Conversion Proceeds

Net Offering Proceeds	$	74,177,276
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(6,577,600)
Less: RRP Stock Purchases (2)	$	(3,288,800)
Net Cash Proceeds	$	63,910,876
Estimated after-tax net incremental rate of return		1.16%
Earnings Increase	$	738,171
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(217,061)
Less: RRP Vesting (3)	$	(434,122)
Less: Option Plan Vesting (4)	$	(501,040)
Net Earnings Increase	$	(414,052)

3. Pro Forma Earnings

		Before Offering		Net Earnings Increase		After Offering
12 Months ended December 31, 2013 (reported)	$	2,909,000	$	(414,052)	$	2,494,948
12 Months ended December 31, 2013 (core)	$	2,953,880	$	(414,052)	$	2,539,828

4. Pro Forma Net Worth

		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	79,292,000	$	63,910,876	$	2,080,800	$	145,283,676
December 31, 2013 (Tangible)	$	79,285,000	$	63,910,876	$	2,080,800	$	145,276,676

5. Pro Forma Assets

		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	786,025,000	$	63,910,876	$	2,080,800	$	852,016,676

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio		
Fully Converted Value	$	96,800,000
Offering proceeds	$	90,000,000
Less: Estimated Offering Expenses	$	2,446,060
Net Offering Proceeds	$	87,553,940
2. Estimated Additional Income from Conversion Proceeds		
Net Offering Proceeds	$	87,553,940
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(7,744,000)
Less: RRP Stock Purchases (2)	$	(3,872,000)
Net Cash Proceeds	$	75,537,940
Estimated after-tax net incremental rate of return		1.16%
Earnings Increase	$	872,463
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(255,552)
Less: RRP Vesting (3)	$	(511,104)
Less: Option Plan Vesting (4)	$	(589,890)
Net Earnings Increase	$	(484,082)

3. Pro Forma Earnings	Before Offering	Net Earnings Increase	After Offering
12 Months ended December 31, 2013 (reported)	$ 2,909,000	$ (484,082)	$ 2,424,918
12 Months ended December 31, 2013 (core)	$ 2,953,880	$ (484,082)	$ 2,469,798

4. Pro Forma Net Worth	Before Offering	Net Cash Proceeds	Tax Benefit and Other	After Offering
December 31, 2013	$ 79,292,000	$ 75,537,940	$ 2,448,000	$ 157,277,940
December 31, 2013 (Tangible)	$ 79,285,000	$ 75,537,940	$ 2,448,000	$ 157,270,940

5. Pro Forma Assets	Before Offering	Net Cash Proceeds	Tax Benefit and Other	After Offering
December 31, 2013	$ 786,025,000	$ 75,537,940	$ 2,448,000	$ 864,010,940

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$	111,380,000
Offering proceeds	$	103,500,000
Less: Estimated Offering Expenses	$	2,569,396
Net Offering Proceeds	$	100,930,604

2. Estimated Additional Income from Conversion Proceeds

Net Offering Proceeds	$	100,930,604
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(8,910,400)
Less: RRP Stock Purchases (2)	$	(4,455,200)
Net Cash Proceeds	$	87,165,004
Estimated after-tax net incremental rate of return		1.16%
Earnings Increase	$	1,006,756
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(294,043)
Less: RRP Vesting (3)	$	(588,086)
Less: Option Plan Vesting (4)	$	(678,739)
Net Earnings Increase	$	(554,112)

3. Pro Forma Earnings		Before Offering		Net Earnings Increase		After Offering
12 Months ended December 31, 2013 (reported)	$	2,909,000	$	(554,112)	$	2,354,888
12 Months ended December 31, 2013 (core)	$	2,953,880	$	(554,112)	$	2,399,768

4. Pro Forma Net Worth		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	79,292,000	$	87,165,004	$	2,815,200	$	169,272,204
December 31, 2013 (Tangible)	$	79,285,000	$	87,165,004	$	2,815,200	$	169,265,204

5. Pro Forma Assets		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	786,025,000	$	87,165,004	$	2,815,200	$	876,005,204

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$	128,147,000
Offering proceeds	$	119,025,000
Less: Estimated Offering Expenses	$	2,711,232
Net Offering Proceeds	$	116,313,768

2. Estimated Additional Income from Conversion Proceeds

Net Offering Proceeds	$	116,313,768
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(10,251,760)
Less: RRP Stock Purchases (2)	$	(5,125,880)
Net Cash Proceeds	$	100,536,128
Estimated after-tax net incremental rate of return		1.16%
Earnings Increase	$	1,161,192
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(338,308)
Less: RRP Vesting (3)	$	(676,616)
Less: Option Plan Vesting (4)	$	(780,915)
Net Earnings Increase	$	(634,647)

3. Pro Forma Earnings

		Before Offering		Net Earnings Increase		After Offering
12 Months ended December 31, 2013 (reported)	$	2,909,000	$	(634,647)	$	2,274,353
12 Months ended December 31, 2013 (core)	$	2,953,880	$	(634,647)	$	2,319,233

4. Pro Forma Net Worth

		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	79,292,000	$	100,536,128	$	3,237,480	$	183,065,608
December 31, 2013 (Tangible)	$	79,285,000	$	100,536,128	$	3,237,480	$	183,058,608

5. Pro Forma Assets

		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
December 31, 2013	$	786,025,000	$	100,536,128	$	3,237,480	$	889,798,608

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (33)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (29)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Managing Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (31)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (27)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (26)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (23)	(703) 647-6552	tbiddle@rpfinancial.com
Carla Pollard, Senior Vice President (25)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com